





Going beyond.

COLONY
BANKCORP, INC.

2023 Annual Report to Shareholders

Colony Bankcorp, Inc. is the bank holding company for Colony Bank. Founded in Fitzgerald, Georgia in 1975, Colony operates locations throughout Georgia and has expanded to serve Birmingham, Alabama, as well as Tallahassee and the Florida Panhandle. At Colony Bank, we offer a range of banking solutions for personal and business customers. In addition to traditional banking services, Colony provides specialized solutions including mortgage, government guaranteed lending, consumer insurance, wealth management, and merchant services. Colony's common stock is traded on the NASDAQ Global Market under the symbol "CBAN." For more information, please visit www.colony.bank. You can also follow the Company on social media.

Net Income Growth 11.3%

$3.05B
Total Assets

2.2%
Increase in Total Deposits



The Colony Bank logo features a symbolic lotus flower within its icon, representing the Company's strength and resilience. Paired with upward rays of sunshine, it signifies the potential for a new day and highlights our commitment to supporting our customers' needs. This design further reflects our dedication to enabling progress and making a positive impact in the lives of those we serve.



Financial Highlights

(dollars in thousands, except per share amounts)	2023	2022
Financial position at December 31,		
Total assets	$ 3,053,422	$ 2,936,570
Loans (net of unearned income)	1,883,470	1,737,106
Allowance for credit losses	18,371	16,128
Deposits	2,544,790	2,490,997
Stockholders' equity	254,935	230,268
Common book value per share	14.51	13.08
Tangible common book value per share	11.49	9.98
Operations for the year ended December 31,		
Net interest income	$ 78,244	$ 80,672
Provision for credit losses	3,600	3,370
Net interest income after provision for credit losses	74,644	77,302
Noninterest income	35,634	35,025
Noninterest expense	83,065	89,475
Income before income taxes	27,213	22,852
Income taxes	5,466	3,310
Net income	$ 21,747	$ 19,542
Net income available to common shareholders	$ 21,747	$ 19,542
Basic earnings per share	$ 1.24	$ 1.14
Diluted earnings per share	$ 1.24	$ 1.14
Cash dividends per share	$ 0.44	$ 0.43
Operating ratios		
Net interest margin	2.83%	3.20%
Return on average assets	0.72%	0.71%
Return on average total equity	9.10%	8.27%
Efficiency	72.94%	77.34%

To Our Shareholders

Since our founding in 1975, Colony Bank has existed to enable progress for the customers, team members, shareholders, and communities we serve. To ensure our success in carrying out this purpose, we remain focused on our mission to build a sustainable, high-performing independent bank. Despite navigating through a challenging year across the industry, we are pleased with the strides we made that propelled us even closer to our mission.

Throughout 2023, the banking industry faced strong headwinds from three bank failures, a volatile interest rate environment, and rampant fraud. In the face of these persistent challenges, Colony Bank remained nimble in adapting to the changing landscape and is well-positioned for future challenges and opportunities.

We want to start by thanking our team members for their hard work and dedication through the challenges of this past year. Through their efforts, we successfully adapted our business model, maintained stability in earnings and asset quality, invested in new technology, and expanded our presence in new markets.

Adapting to Economic Conditions

Since the start of the Federal Reserve's series of rate hikes, we have changed the way we operate our business. This involved a heightened focus on efficiency, developing core customer relationships, improving our complementary lines of business, and managing expenses to align with the current environment.

We started last year with an initiative to enhance operational efficiency by reducing noninterest expenses and sustained this focus throughout the year. Through this disciplined approach to expense management, we have positioned ourselves to withstand economic challenges and ensure long-term success. Additionally, we prioritized creating efficiencies through process enhancements, streamlining workflows, and optimizing resource utilization. These efforts enable us to dedicate more time to serving our customers promptly and with a more simple process.

While our lending appetite remains prudently lower than in recent years, we have concentrated on deposit growth and sought opportunities to leverage our comprehensive suite of banking solutions. Our efforts have yielded success in expanding our core customer relationships. Furthermore, we have implemented robust internal referral initiatives to enhance cross-selling opportunities for our complementary lines of business.

Amidst industry-wide concerns about rising interest rates and the stability of the banking industry following the bank failures, we seized the opportunity during this past year to communicate and educate our customers on what differentiates Colony Bank from our competitors. As a community bank, dedicated to delivering solutions that exceed our customers' expectations, it's our collaborative approach and consultative advice that sets us apart as a trusted partner in helping them achieve their financial goals.



Heath Fountain
Chief Executive Officer

Mark H. Massee
Chairman of the Board

As we celebrate the 50th anniversary of Colony Bank next year, we reflect on the remarkable journey that has brought us to this significant occasion. We have never been more excited or optimistic about the future of the Company.

Investing in the Future

In 2023, we took decisive actions to keep moving forward on our long-term mission and to ensure stability in our returns. While we made necessary adjustments to our business model, we stayed true to who we are as an organization and continued to make strategic investments in people, technology, and growth opportunities.

In early August, we were pleased to open a new state-of-the-art, full-service banking center in the heart of Northwest Macon. With two established offices located in the neighboring cities of Warner Robins and Centerville, this addition was in line with our commitment to strengthening our presence in this area.

Later in the year, we announced our expansion into the state of Florida with the addition of an industry veteran to lead our efforts in fostering connections and identifying opportunities to deepen customer relationships beginning in the Tallahassee and Florida Panhandle markets with future expansion through North Florida. These areas represent key growth markets where we believe our community bank model will greatly benefit customers in the region.

As we navigate an ever-evolving landscape of customer preferences, we remain dedicated to enhancing their experience through innovation and personalization. Last year we began working on a new online banking platform and online account opening, both of which will launch later this year. In addition, we are focused on data mining and analysis to better serve our customers.

Cultivating a Strong Organizational Culture

At Colony Bank, we recognize that our long-term success hinges on the strength of our team. To this end, we established a Culture Focus Group last year consisting of team members in various areas across

Total Assets
(in Thousands)



$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$1,515,313
$1,763,974
$2,691,715
$2,936,570
$3,053,422
'19
'20
'21
'22
'23

Total Net Loans
(in Thousands)



$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$961,951
$1,047,376
$1,325,067
$1,720,978
$1,865,099
'19
'20
'21
'22
'23

Non-Interest Income
(in Thousands)



$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$14,762
$24,244
$36,290
$35,025
$35,634
'19
'20
'21
'22
'23

the organization. This group is tasked with fostering a vibrant work environment. Based on feedback received from this group and other organizational feedback channels, we have already implemented positive changes to our internal communication, created greater team building opportunities, and identified new ways to celebrate our team members. When you have a team that is passionate about the work they do and equipped with the right resources, you set the stage for them to deliver great results.

Financial Highlights

In the fiscal year ending 2023, our net income reached a total of $21.7 million, or $1.24 per diluted share, marking an overall increase of $2.2 million and an increase on a per share basis of $0.10 per share. Total assets reached a record $3.1 billion, up from $2.9 billion at the end of 2022.

We are pleased with the strides we have made in enhancing our efficiency. Our operating net noninterest expense to average assets improved significantly, dropping from 1.92% in 2022 to 1.53% this fiscal year. These enhancements position us for improved performance down the line, especially when our net interest margin expands.

Maintaining a strong capital position is paramount, and we are proud to report ratios that exceed the minimum requirements for classification as "well-capitalized" by our regulators. Our tier one leverage ratio, tier one capital ratio, total risk-based capital ratio, and common equity tier one capital ratio stood at 9.17%, 12.77%, 15.47%, and 11.66%, respectively—levels that either meet or exceed the previous year's benchmarks.

Based on our solid performance and our confidence in the future growth of net income, we have raised our dividend by 2.3% or $0.01

per share to $0.44. This marks the seventh consecutive year of increased dividend payouts and underscores our commitment to delivering value to our shareholders.

In Conclusion

During this past year, Colony Bank has once again proven its resilience and determination to build a sustainable, high-performing independent bank. In carrying out this mission, we remain steadfast in our commitment to delivering above average returns at below average risk for our shareholders and enabling progress for the customers, team members, and communities we serve.

Our team's dedication in 2023 was instrumental in preparing Colony Bank for the opportunities ahead. Looking forward, we continue to seek growth opportunities while investing in our team, technology, and innovation to improve our customer experience.

As we celebrate the 50th anniversary of Colony Bank next year, we reflect on the remarkable journey that has brought us to this significant occasion. We have never been more excited or optimistic about the future of the Company.

Thank you for your continued investment in Colony Bank. We are grateful for your support that allows us to be on this mission.

Mark H. Massee
Chairman of the Board

T. Heath Fountain
Chief Executive Officer

Going beyond expectations.

"Our kids play on the same school sports teams. She's helped decorate our house and even the banking center here in Albany. Melissa is even more than a customer. She's a neighbor and friend." – Tommy Clark



Melissa Hill vividly recalls her shock and dismay upon discovering that fraudsters had stolen checks from her via U.S. mail, washed them to remove the original contents, and then used the cleaned checks to steal over $10,000 from the bank accounts of her business, M. Hill Interiors. She believes the thieves targeted mail in envelopes displaying her company logo.

In a panic, she called and texted Tommy Clark, Colony's Regional President.

Tommy sprang into action. "Colony had my money back in my accounts right away," Melissa recalls. "They helped me close my accounts, open new ones, told me exactly what steps to take, set everything up for me, and got me new checks. Tommy made getting back in business almost effortless. Dealing with Colony was a pleasant experience after a very bad experience."

Paper checks are essential to Melissa's business; she hires painters, carpenters, and other contractors who prefer payment by check to complete high-end residential and commercial interior design work for her clients. When she's not meeting with clients at their homes or businesses, Melissa and her six employees work together at her unique shop in a renovated Methodist church building. "Former church members sometimes drop by," she says. "I'm a Methodist, so this building holds special meaning to me."

Now, one of Tommy's first tasks each morning involves sending Melissa scans of checks from her business and personal accounts so she can confirm they're valid. "Some days it's just one or two," Tommy says. "Some days it's a dozen."

Melissa finds it reassuring that her banker would make this effort on her behalf. "A hometown bank really does take the extra steps to support you and your business," she says, "and it's good to know they're looking out for me."



To our people, banking transactions are never just transactional. Instead, we see every interaction as an opportunity to accentuate what makes Colony Bank distinctive: our commitment.

Melissa Hill
Owner, M. Hill Interiors

We're relationship focused. Just like you.

We don't make excuses.
We make progress.



Dr. Vernard L. Hodges
Co-owner, Critter Fixer

Dr. Vernard Hodges remembers the first veterinary clinic he and Dr. Terrence Ferguson opened two decades ago. "We were just two kids with DVM degrees," Dr. Hodges says. "We had a leasehold in a building with a liquor store, and we wanted to have a building of our own.

"We had no assets, only ourselves. A lot of banks weren't interested in us. We just had each other and our dreams."

"Colony," says Dr. Ferguson, "took a chance on us. They saw something in us beyond the metrics. They were the ones who believed in us."

The bank's faith proved well-founded. The first building Colony funded has grown from 3,500 to 12,000 SF, and the practice added a second location. Nationally, Dr. Hodges and Dr. Ferguson are known for their popular "Critter Fixers" reality show.

Closer to home, they launched a vet-for-a-day program at local schools to introduce students to veterinary medicine; the program has spread nationwide. They provide care for police dogs in Warner Robins, where Dr. Hodges serves on Colony Bank's Community Advisory Board.

As the doctors tell it, the bank continued to go the extra mile even after they became successful. They particularly remember the day their banker, Kirk Scott, walked in to tell them about a special promotion that would lower the rate on one of their notes. "We didn't know about that promotion," says Dr. Ferguson, "but Kirk brought that to us and is one of the many ways he's always supported us."

The relationship between the doctors and Kirk goes beyond business. It extends to their families as well. Dr. Hodges recalls his son participating in Colony's inaugural leadership academy. Similarly, Dr. Ferguson reminisces on the earlier years when his children and Kirk's children played sports together. When his daughter returned from school recently, he took her to the bank to open an account. "Hopefully, she'll have the same kind of relationship over time with Colony that we've had. They've been with us every step of the way. We're all like a family."

Going beyond possibilities.

"We just had each other and our dreams. Colony believed in us." – Dr. Terrence Ferguson



For us, building revenues starts with building relationships. Our team members have always understood the distinction between banking services and banking service.

Going beyond obstacles.

"We meet for lunch at least quarterly, just to discuss what's happening in Kirk's business and in consumer retail, to understand what he needs, and to share what we're seeing. It's all about the relationship." – Brian Fisher



Kirk Halpern, Founder and CEO of Farmers and Fishermen Purveyors and a recipient of Atlanta Business Chronicle's 2023 Most Admired CEO award, remembers the day—March 16, 2020—his world changed. That's when the restaurants supplied by his company, Farmers & Fishermen, were ordered to close amid the Covid-19 pandemic.

"I was going to lose 97% of my customers," Kirk remembers. "My receivables would go stale, and my inventory values would go upside down. I knew I had to make dramatic moves."

Over the next 13 hours, Kirk rewrote his entire business plan. He would pivot to home delivery. Because he knew the market intimately, he understood that certain meat and seafood items, like tenderloin, would drop dramatically in price. He would need to find buyers for those items, now worth much less than he'd paid for them. "But I also needed to hold onto my cash," he says, "so I could keep my employees."

As he drafted his plan, Kirk's first call was to his banker, Brian Fisher. "I needed to untie my borrowing from my receivables and inventory so I didn't bleed cash every week," he says. "Brian made a couple of calls and called me back within 30 minutes. He said, 'We have faith in you, and we're going to do this.' That allowed me to keep my relationships with my customers and execute my business model.

"I reduced my inventory positions on my expensive products. Then I was able to buy products at historically low prices. When the market shot back up, and I had thousands of cases of tenderloin I had bought at $4.10 a pound and could sell for $10." Not only did Kirk keep his entire team, with no salary reductions, but he hired employees' spouses and family members to meet the booming demand for home delivery.

"Because of our relationship, and because I was dealing with a bank who cared and knew me and my business, I could get to the right guys and I knew they would say yes," Kirk says. "I was able to save my business and have it prosper because of Colony Bank."

Our customized financial solutions that fit your unique needs.



The path to success is never straightforward. It's full of detours, pitfalls, and roadblocks. To some, these are barriers—reasons to stop; excuses to slow down. To us, they're opportunities. Opportunities to build better plans, bridge gaps, and find new solutions to age-old problems. And through our efforts, our customers find that reaching their success is a little easier.

Kirk Halpern
Founder and CEO of Farmers and Fishermen Purveyors

Going beyond the bottom line.

Colony Bank was honored to be nominated and selected by fellow Georgia business leaders as a goBeyondProfit Champion, a testament to our commitment to serving local communities.

Right: Heath Fountain, CEO, accepts the goBeyondProfit Champion Award on behalf of the Colony Bank team.



At Colony Bank, giving back means investing our time, talent, and resources in the places we call home. In 2023, our commitment to making a difference materialized through a series of initiatives.

In addressing the urgent needs of our communities, Colony Bank actively invests in organizations such as Georgia HEART, Georgia GOAL, and the Fostering Success Act. Since 2022, we have proudly contributed $900,000 to the Georgia HEART Hospital Program, which aims to increase healthcare funding and foster community well-being. Additionally, last year, we allocated $195,000 to the Georgia GOAL Scholarship Program which provides financial assistance to students seeking higher education, and another $50,000 to the Fostering Success Act, aiding those transitioning out of foster care to combat poverty and homelessness.

Our community commitment goes beyond financial contributions. We believe in hands-on community involvement, promoting financial literacy, and developing the leaders of tomorrow. Through our partnership with the Dave Ramsey Organization, we've empowered over 5,000 students with essential lessons they need to make strong financial decisions. In addition, we continue to develop future leaders through Colony Leadership Academy, a year-long leadership style program designed for high school students. Since its inception, we've had over 140 students from across Georgia participate in the program.

As a result of our team's incredible efforts to make a positive impact, this past year we were honored as a goBeyondProfit Champion. This award recognizes businesses that exhibit corporate generosity and help improve people's lives and is a testament to our commitment to serving local communities.







Top left: Colony Leadership Academy students enjoy getting hands-on experience at Phoebe Putney Memorial Hospital's simulation lab. Bottom left: Two Colony Leadership Academy students celebrate their graduation from the program. Above: Colony Bank donates $400,000 to the Georgia HEART Hospital Program in 2023.

Board of Directors



Mark H. Massee (Chairman)

Mark H. Massee is the retired President of Massee Builders with which he was affiliated for 42 years. He is currently the Owner/Manager of MHM Properties and is Owner/President of Dorminy-Massee House, a bed and breakfast inn. Mr. Massee is the former mayor of Fitzgerald, Georgia. He has been a Director of the Company since February 2007 and was previously Vice Chairman of the Board. Mr. Massee has been serving as Chairman of the Board since June 2016.



Scott L. Downing

Scott L. Downing is the President of SDI Investments and President of Lowell Packing Company. He is very active in community affairs and currently serves as Chairman of the Dorminy Medical Center Foundation. Mr. Downing has also served as Ben Hill County Commissioner and Chairman of the ACCG for Economic Development and Transportation. Mr. Downing has been a Director of the Company since January 2012.



T. Heath Fountain

T. Heath Fountain has served as Chief Executive Officer of Colony Bankcorp, Inc. since July 2018. He also served as President of the Company from July 2018 until September 2022. Mr. Fountain is an experienced executive officer who brings significant public-company experience and market-area knowledge. Mr. Fountain previously served as the President and Chief Executive Officer of Planters First Bank and as Executive Vice President and Chief Financial Officer of Heritage Financial Group.



Audrey D. Hollingsworth

Audrey D. Hollingsworth is VP and Chief Human Resources Officer for WC Bradley Co. Previously, she was VP of People Services for Goodwill Industries of the Southern Rivers, President of the Hollingsworth Group, and Group Executive and Chief People Officer for Synovus Financial Corporation, where she led a 26-year career. She serves on several boards including the Development Authority Foundation Board and University of Georgia's J.W. Fanning Institute for Leadership Development Advisory Board. She is an alumna, Past President, and Chairman of Leadership Georgia.



Edward P. Loomis, Jr.

Edward P. Loomis, who served as President and Chief Executive Officer of Colony Bankcorp, Inc. from May 2012 until his retirement in July 2018, is an experienced executive officer with nearly 50 years of banking experience. He served as President and Chief Executive Officer of Atlantic Southern Bank from 2009 to 2011 and First Macon Bank & Trust from 1987 to 1998, both based in Macon, Georgia. Mr. Loomis has been a Director of the Company since May 2012.



Meagan M. Mowry

Meagan M. Mowry is the co-founder and co-owner of Simcoe Investments and its development and construction subsidiaries, Homes of Integrity Construction and Integrity Real Estate. Ms. Mowry entered the real estate industry in 2004 and is a licensed real estate agent through the Savannah Board of Realtors. She currently serves as a board member for the Sales and Marketing Council of the Savannah Home Builders Association and has been a Director of the Company since March 2019.



Matthew D. Reed

Matthew D. Reed is the owner and Chief Executive Officer of Georgia CEO, a network of local websites focused on the business communities across Georgia. Mr. Reed serves on the Board of Governors for the Georgia Chamber of Commerce and sits on the UGA Small Business Development Center's State Advisory Board. He has served as an Advisory Board Member of the Colony Bank Albany office since December 2018 and has been a Director of the Company since March 2019.



Jonathan W.R. Ross

Jonathan W.R. Ross has served as President of Ross Construction Company, a heavy highway commercial construction company, for the past 20 years. He previously served as a Director of the Colony Bank Worth charter until the merger in 2008 and presently serves as an Advisory Board Member of the Colony Bank Sylvester office since 2008. Mr. Ross has been a Director of the Company since May 2007.



Brian D. Schmitt

Brian D. Schmitt served as Executive Vice Chairman of Colony Bank and Colony Bankcorp from August 2021 until his retirement in August of 2023. Since August 2021, Mr. Schmitt has also been a Director of the Company. Previously, he served as President and Chief Executive Officer of SouthCrest Financial Group, Inc. and SouthCrest Bank until its merger with the Company. Mr. Schmitt has 40 years of banking experience and has held many other executive leadership positions with other banks, including The PrivateBank, Premier Bank and Heritage Financial Group.



Harold W. Wyatt, III

Harold W. Wyatt, III has been involved in the commercial real estate industry since 1994 and is the founder of Wyatt Capital, LLC and Wyatt Realty Company, LLC. Mr. Wyatt has previously served on the Board of Directors for Darlington School, Trinity School, and Peachtree Golf Club. He was elected to the SouthCrest board in 2010 and served as Chairman of the Board of Directors of SouthCrest Financial Group, Inc. beginning in 2018 until its merger with Colony in August 2021. He has served as a Director of the Company since August 2021.

Executive Officers

T. Heath Fountain
Chief Executive Officer

Roy D. Copeland, Jr.
President

Edward L. Bagwell, III
Executive Vice President/General Counsel/Chief Risk Officer

Leonard H Bateman, Jr.
Executive Vice President/ Chief Credit Officer

Kimberly C. Dockery
Executive Vice President/ Chief of Staff

Derek Shelnutt
Executive Vice President/ Chief Financial Officer

  

Bagwell   Bateman   Copeland

  

Dockery   Fountain   Shelnutt

Market and Division Leaders

Jason Barnes
President of Colony Insurance

Buddy Bennett
Regional President/Northwest Georgia

Steven Bernaski
President of Marine & RV Lending

Stephen Browning
Market President/Eastman

Ed Canup
Chief Revenue Officer & President of Banking Solutions

Tommy Clark
Regional President/Southwest

Darren Davis
President of Small Business Specialty Lending

Mike Davis
President of Community Banking

Brian Fisher
Corporate Banker

Warren Giardina
Central Alabama Market Executive, Corporate Banking

Jeffrey Hester
Market President/Cordele

Hugh Hollar
President of Home Builder Finance

Drew Hulsey
Regional President/Coastal

Jesse Kight
President of Mortgage Division

Jamie Knight
Market President/Leesburg

Joe Little
Market President/LaGrange

Dexter Lummus
Corporate Banker

Chris McLaughlin
Market President/Augusta

Jud Moritz
Market President/ Valdosta

Jan Morris
Corporate Banker

Jason Morris
Regional President/ West Central Region

Kyle Phelps
Regional Market Executive of Florida

Cole Posey
Market President/Moultrie

Steve Raines
Director of Merchant Services

Kirk Scott
Regional President/Mid-State

Mike Smith
Market President/Fitzgerald

Justin Truelove
Director of Healthcare Lending

Michael Washburn
President of Corporate Banking

Mike Welch
Market President/Columbus

David Wilson
Market President/Macon

Nic Worthy
Market President/Rochelle

    

Barnes   Bennett   Bernaski   Browning   Canup

    

Clark   D. Davis   M. Davis   Fisher   Giardina

    

Hester   Hollar   Hulsey   Kight   Knight

    

Little   Lummus   McLaughlin   Moritz   Jan Morris

    

Jason Morris   Phelps   Posey   Raines   Scott

    

Smith   Truelove   Washburn   Welch   Wilson



Worthy

Locations, as of March 31, 2024



Banking Centers
Loan Production Office
Colony Financial Advisors
Colony Insurance

GEORGIA

Albany
2900 Old Dawson Rd
Albany, GA 31721
(229) 430-8080

Ashburn
515 E Washington Ave
Ashburn, GA 31714
(229) 567-4383

Athens
Loan Production Office
1586 Mars Hill Rd
Suite C
Watkinsville, GA 30677
(478) 273-3199 Ext. 4111

Atlanta
780 Johnson Ferry Rd NE
Suite 625
Sandy Springs GA, 30342
(800) 873-6404

Augusta
Loan Production Office
1201 Town Park Lane
Evans, GA 30809
(706) 294-4682

Broxton
401 Alabama St North
Broxton, GA 31519
(912) 359-2351

Cedartown
967 North Main Street
Cedartown, GA 30125
(678) 747-5200

Canton
Loan Production Office
341 E Main St
Canton, GA 30114
229-426-6000 ext. 6174

Centerville
200 Gunn Rd
Centerville, GA 31028
(478) 953-1010

Chickamauga
12691 North Highway 27
Chickamauga, GA 30707
(706) 375-3112

Columbus
1581 Bradley Park Dr
Columbus, GA 31904
(706) 571-6419

Covington
***Small Business
Specialty Lending*** -
Loan Production Office
10115 Crown Ridge
Drive, Suite 103
Covington, Ga 30014
(470) 207-3376

Cordele
1031 E 24th Ave
Cordele, GA 31015
(229) 271-2100

Douglas
625 Ward St W
Douglas, GA 31533
(912) 384-3100

Eastman
5510 Oak St
Eastman, GA 31023
(478) 374-4739

Fayetteville
741 West Lanier Avenue
Fayetteville, GA 30214
(678) 783-4111

Fitzgerald
Corporate Office
115 South Grant St
Fitzgerald, GA 31750
(229) 426-6000

302 South Main St
Fitzgerald, GA 31750
(229) 423-5446

LaGrange
101 Calumet Center Rd
LaGrange, GA 30241
(706) 884-6000

Leesburg
137 Robert B Lee Dr
Leesburg, GA 31763
(229) 759-2800

Macon
1412 Bass Road
Macon, GA 31210

Manchester
406 West Main Street
Manchester, GA 31816
(706) 846-8471

Moultrie
621 Veterans Pkwy N
Moultrie, GA 31788
(229) 985-1380

Quitman
602 E Screven St
Quitman, GA 31643
(229) 263-7538

Rochelle
920 1st Ave
Rochelle, GA 31079
(229) 365-7871

Rockmart
131 West Elm Street
Rockmart, GA 30153
(770) 684-1919

Savannah
Hwy 17 Office
5987 Ogeechee Rd
Savannah, GA 31419
(912) 927-1277

7011 Hodgson Memorial Dr
Savannah, GA 31406
(912) 303-9449

Statesboro
104 Springhill Drive
Statesboro, GA 30458
(912) 225-1460

Sylvester
601 N Main St
Sylvester, GA 31791
(229) 776-7641

Thomaston
108 South Church Street
Thomaston, GA 30286
(706) 938-3151

Tifton
104 2nd St W
Tifton, GA 31794
(229) 386-2265

Valdosta
3774 Old US Hwy 41 N
Valdosta, GA 31602
(229) 241-9900

Warner Robins
1290 S. Houston Lake Rd
Warner Robins, GA 31088
(478) 987-1009

ALABAMA
Birmingham
Loan Production Office
2151 Highland Avenue
Suite 120
Birmingham, AL 35205
(659) 202-0120

FLORIDA
Tallahassee
Loan Production Office
1309 Thomasville Road
Tallahassee, FL 32303
(850) 815-6405

Financial Section

Colony Bankcorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and, assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors," and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected in the forward-looking statements. We assume no obligation to update any of these forward-looking statements.

The Company

Colony Bankcorp, Inc. is a bank holding company headquartered in Fitzgerald, Georgia that provides, through its wholly-owned subsidiary Colony Bank (collectively referred to as the Company), a broad array of products and services throughout north, central, south and coastal Georgia markets, Birmingham, Alabama and Tallahassee, Florida. The Company offers commercial and consumer banking services as well as specialized solutions including mortgage, government guaranteed lending, consumer insurance, wealth management and merchant services.

Recent Developments

The Company paid dividends to its shareholders throughout 2023 and 2022 on a quarterly basis. In 2023, we had a quarterly dividend of $0.11 per share of common stock and in 2022, we had a quarterly dividend of $0.1075 per share of common stock.

On January 1, 2023, the Company adopted ASC Topic 326 which replaced the incurred loss approach for measuring credit losses with an expected loss model, referred to the current expected credit loss ("CECL") model. CECL applies to financial assets subject to credit losses and measured at amortized cost and certain off-balance-sheet credit exposures, which include, but are not limited to, loans, leases, held-to-maturity securities, loan commitments and financial guarantees. The adoption of this guidance resulted in a decrease of the allowance for credit losses on loans of $53,000, the creation of an allowance for unfunded commitments of $1.7 million and a reduction of retained earnings of $1.2 million, net of the increase in deferred tax assets of $410,000.

Going forward, the impact of utilizing the CECL approach to calculate the allowance for credit losses will be significantly influenced by the composition, characteristics and quality of our loan portfolio, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the provision for credit losses, and therefore, greater volatility to our reported earnings. See Notes 1 and 4, included elsewhere in this Form 10-K, for additional information on the allowance for credit losses and the allowance for unfunded commitments.

In June 2023, the Company entered into two derivative instruments, specifically interest rate swaps, to help manage its interest rate risk position and mitigate exposure to the variability of future cash flows or other forecasted transactions. The interest rate swaps are designated as cash flow hedges of certain variable rate liabilities. Gains are recorded on the swap transactions as a component of interest expense in the consolidated statements of income. Amounts reported in accumulated OCI related to swaps are reclassified to interest expense as interest payments are made on the Bank's variable rate liabilities. For additional discussion of the Company's derivative instruments, see "Note 10 - Derivatives".

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation and Management Explanation of Non-GAAP Financial Measures

Our accounting and reporting policies conform to generally accepted accounting principles (GAAP) in the United States and prevailing practices in the banking industry. However, certain non-GAAP measures are used by management to supplement the evaluation of our performance. These include the fully-taxable equivalent measures: tax-equivalent net interest income, tax-equivalent net interest margin and tax-equivalent net interest spread, which include the effects of taxable-equivalent adjustments using a statutory federal income tax rate of 21% to increase tax-exempt interest income to a tax-equivalent basis for the years ended December 31, 2023 and 2022. Tax-equivalent adjustments are reported to the Average Balances with Average Yields and Rates table under Rate/Volume Analysis in the tables that follow. Management believes that non-GAAP financial measures provide additional useful information that allows investors to evaluate the ongoing performance of the company and provide meaningful comparisons to its peers. Management believes these non-GAAP financial measures also enhance investors' ability to compare period-to-period financial results and allow investors and company management to view our operating results excluding the impact of items that are not reflective of the underlying operating performance.

Tax-equivalent net interest income, net interest margin and net interest spread.

Net interest income on a tax-equivalent basis is a non-GAAP measure that adjusts for the tax-favored status of net interest income from loans and investments. We believe this measure to be the preferred industry measurement of net interest income and it enhances comparability of net interest income arising from taxable and tax-exempt sources. The most directly comparable financial measure calculated in accordance with GAAP is our net interest income. Net interest margin on a tax-equivalent basis is net interest income on a tax-equivalent basis divided by average interest-earning assets on a tax-equivalent basis. The most directly comparable financial measure calculated in accordance with GAAP is our net interest margin. Net interest spread on a tax-equivalent basis is the difference in the average yield on average interest-earning assets on a tax equivalent basis and the average rate paid on average interest-bearing liabilities. The most directly comparable financial measure calculated in accordance with GAAP is our net interest spread.

These non-GAAP financial measures should not be considered alternatives to GAAP-basis financial statements, and other bank holding companies may define or calculate these non-GAAP measures or similar measures differently.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of these performance measures to GAAP performance measures is included in the tables below.

Non-GAAP Performance Measures Reconciliation

(Dollars in thousands, except per share data)		Years Ended December 31,	
		2023	2022
Operating noninterest income reconciliation			
Noninterest income (GAAP)	$	35,634	$ 35,025
Gain on sale of bank premises		(361)	—
Operating noninterest income	$	35,273	$ 35,025
Operating noninterest expense reconciliation			
Noninterest expense (GAAP)	$	83,065	$ 89,475
Severance costs		(1,286)	(1,346)
Acquisition-related expenses		(161)	(142)
Operating noninterest expense	$	81,618	$ 87,987
Operating net income reconciliation			
Net income (GAAP)	$	21,747	$ 19,542
Acquisition-related expenses		161	142
Severance costs		1,286	1,346
Gain on sale of bank premises		(361)	—
FHLB mark from called borrowings		—	751
Income tax benefit		(196)	(298)
Operating net income	$	22,637	$ 21,483
Weighted average diluted shares		17,578,294	17,191,079
Adjusted earnings per diluted share	$	1.29	$ 1.25
Tangible book value per common share reconciliation			
Book value per common share (GAAP)	$	14.51	$ 13.08
Effect of goodwill and other intangibles		(3.02)	(3.10)
Tangible book value per common share	$	11.49	$ 9.98
Tangible equity to tangible assets reconciliation			
Equity to assets (GAAP)		8.35 %	7.84 %
Effect of goodwill and other intangibles		(1.62)	(1.74)
Tangible equity to tangible assets		6.73 %	6.10 %
Operating efficiency ratio calculation			
Efficiency ratio (GAAP)		72.94 %	77.34 %
Severance costs		(1.13)	(1.16)
Acquisition-related expenses		(0.14)	(0.12)
Gain on sale of bank premises		0.32	—
FHLB mark from called borrowings		—	(0.65)
Operating efficiency ratio		71.99 %	75.41 %
Operating net noninterest expense[1] to average assets calculation			
Net noninterest expense to average assets		1.57 %	1.98 %
Severance costs		(0.04)	(0.05)
Acquisition-related expenses		(0.01)	(0.01)
Gain on sale of bank premises		0.01	—
Operating net noninterest expense to average assets		1.53 %	1.92 %
Pre-provision net revenue			
Net interest income before provision for credit losses	$	78,244	$ 80,672
Noninterest income		35,634	35,025
Total income		113,879	115,697
Noninterest expense		83,065	89,475
Pre-provision net revenue	$	30,814	$ 26,222

(1) Net noninterest expense is defined as noninterest expense less noninterest income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

The consolidated financial statements of Colony are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and follow general practices within the industry in which it operates. This preparation requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the consolidated financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Estimates that are particularly susceptible to significant change include the valuation of loan acquisition transactions, as well as the determination of the allowance for credit losses and income taxes and, therefore, are critical accounting policies. In addition to the discussion that follows, the accounting policies related to these estimates are further described in Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements, under Part II, Item 8.

Reserve for Credit Losses

A consequence of lending activities is that we may incur credit losses. The amount of such losses will vary depending upon the risk characteristics of the loan lease portfolio as affected by economic conditions such as rising interest rates and the financial performance of the borrower.

The reserve for credit losses consists of the allowance for credit losses ("ACL") and the allowance for unfunded commitments. As a result of our January 1, 2023 adoption of ASU No. 2016-13, and its related amendments, our methodology for estimating the reserve for credit losses changed significantly from December 31, 2022. The standard replaced the "incurred loss" approach with an "expected loss" approach known as the Current Expected Credit Losses ("CECL"). The CECL approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). It removes the incurred loss approach's threshold that delayed the recognition of a credit loss until it was "probable" a loss event was "incurred."

The estimate of expected credit losses under the CECL approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. We then consider whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, we consider forecasts about future economic conditions that are reasonable and supportable. The allowance for unfunded commitments represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit. This allowance is estimated by loan segment at each balance sheet date under the CECL model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur.

Management's evaluation of the appropriateness of the reserve for credit losses is often the most critical of accounting estimates for a financial institution. Our determination of the amount of the reserve for credit losses is a critical accounting estimate as it requires significant reliance on the credit risk rating we assign to individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows, reliance on historical loss rates on homogenous portfolios, consideration of our quantitative and qualitative evaluation of economic factors, and the reliance on our reasonable and supportable forecasts. The reserve for credit losses attributable to each portfolio segment also includes an amount for inherent risks not reflected in the historical analyses. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), local/regional economic trends and conditions, changes in underwriting standards, changes in collateral values, experience and depth of lending staff, trends in delinquencies, and the volume and terms of loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

The assessment of income tax assets and liabilities involves the use of estimates, assumptions, interpretation, and judgment concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings.

Colony files a consolidated federal income tax return and a combined state income tax return (both of which include Colony and its wholly owned subsidiaries). Accordingly, amounts equal to tax benefits of those companies having taxable federal losses or credits are reimbursed by the companies that incur federal tax liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed quarterly for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through provision for income tax expense. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Colony may also recognize a liability for unrecognized tax benefits from uncertainty in income taxes. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Penalties related to unrecognized tax benefits are classified as income tax expense.

Overview

The following discussion and analysis present the more significant factors affecting the Company's financial condition as of December 31, 2023 and 2022 and results of operations for each of the two year-periods ended December 31, 2023. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report.

Taxable-equivalent adjustments are the result of increasing income from tax-free loans and investments by an amount equal to the taxes that would be paid if the income were fully taxable based on a 21% federal tax rate for 2023 and 2022, thus making tax-exempt yields comparable to taxable asset yields.

Dollar amounts in tables are stated in thousands, except for per share amounts.

Results of Operations

The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since market forces and economic conditions beyond the control of the Company determine interest rates, the ability to generate net interest income is dependent upon the Company's ability to obtain an adequate spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average interest-earning assets. Net income available to common shareholders totaled $21.7 million, or $1.24 per diluted shares in 2023, compared to $19.5 million, or $1.14 per diluted shares in 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is the Company's largest component of income, representing 68.7% of total income during 2023 and 69.7% of total income during 2022.

Net interest margin is the taxable-equivalent net interest income as a percentage of average interest-earning assets for the period. The level of interest rates and the volume and mix of interest-earning assets and interest-bearing liabilities impact net interest income and net interest margin.

The Company's loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, was 8.50% as of December 31, 2023 and 7.50% as of December 31, 2022. The Federal Reserve Board sets general market rates of interest, including the deposit and loan rates offered by many financial institutions. During 2023, the prime interest rate increased 1.00%. During 2022, the prime interest rate increased 4.25%.

The following table presents the changes in taxable-equivalent net interest income and identifies the changes due to differences in the average volume of interest-earning assets and interest-bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each. The Company's consolidated average balance sheets along with an analysis of taxable-equivalent net interest earnings are presented in the Rate/Volume Analysis.

Rate/Volume Analysis

The rate/volume analysis presented hereafter illustrates the change from year to year for each component of the taxable equivalent net interest income separated into the amount generated through volume changes and the amount generated by changes in the yields/rates.

(Dollars in thousands)	Changes From 2022 to 2023 [a]		
	Volume	Rate	Total
Interest income			
Loans, net of unearned fees	$ 16,214	$ 12,354	$ 28,568
Investment securities, taxable	(1,230)	4,664	3,434
Investment securities, exempt	(68)	265	197
Deposits in banks and short-term investments	(272)	1,726	1,454
Total interest income	14,644	19,009	33,653
Interest expense			
Interest-bearing demand and savings deposits	(103)	12,888	12,785
Time deposits	1,890	14,913	16,803
Federal funds purchased	(1)	94	93
FHLB advances	3,181	1,018	4,199
Other borrowings	803	1,124	1,927
Total interest expense	5,770	30,037	35,807
Net interest income	$ 8,874	$(11,028)	$ (2,154)

(a) Changes in net interest income for the periods, based on either changes in average balances or changes in average rates for interest-earning assets and interest-bearing liabilities, are shown on this table. During each year there are numerous and simultaneous balance and rate changes; therefore, it is not possible to precisely allocate the changes between balances and rates. For the purpose of this table, changes that are not exclusively due to balance changes or rate changes have been attributed to rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company maintains about 15.32% of its loan portfolio in adjustable rate loans that reprice with prime rate changes, while a little over half of its other loans mature within 5 years. The liabilities to fund assets are primarily in non-maturing core deposits and short-term certificates of deposit that mature within one year. During 2023, Federal Reserve rates increased 100 basis points. During 2022, Federal Reserve rates increased 425 basis points. We have seen the net interest margin decrease to 2.83% for 2023, compared to 3.20% for 2022 primarily due to increases in rates on interest bearing liabilities outpacing rate increases on interest earning assets.

Taxable-equivalent net interest income for 2023 decreased by $2.2 million or 2.7%, compared to 2022, primarily due to increases in loan volume and rates, offset by increases in deposit rates and increases in borrowings to fund loan growth. The average volume of interest-earning assets during 2023 increased $256.2 million compared to 2022, primarily related to increases in loans. The total yield on interest-earning assets increased year over year with increases in loan volume, partially offset by decreases in investment securities balances along with increased rates on all interest-earning assets.

The average volume of loans increased $344.3 million in 2023 compared to 2022, which primarily reflects organic loan growth. The average yield on loans increased by 67 basis points in 2023 compared to 2022, primarily due to the increased loan volume in addition to the increase in rates. The average volume of interest-bearing deposits increased $199.7 million in 2023 compared to 2022. Average savings and interest-bearing demand deposits decreased $49.0 million offset by an increase in average time deposits of $248.7 million in 2023 compared to 2022.

Accordingly, the ratio of average interest-bearing deposits to total average deposits was 79.47% in 2023 and 76.23% in 2022. For 2023, this deposit mix, combined with an increase in interest rates, had the effect of increasing the average cost of total deposits by 144 basis points in 2023 compared to 2022. The Company used borrowings to fund loan growth during 2023. The funds borrowed in 2023 were at higher interest rates and were a contributing factor in the increase of 87 basis points in total other interest-bearing liabilities in 2023 compared to 2022.

The Company's net interest spread, which represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities, decreased to 2.42% in 2023 from 3.07% in 2022 and was also a result of deposit rate increases and an increase in borrowings, partially offset by increases in loan volume and rates. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in "Market Risk and Interest Rate Sensitivity" included elsewhere in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Average Balance Sheets

(Dollars in thousands)	2023			2022		
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
Assets						
Loans, net of unearned fees [1]	$ 1,850,043	$ 99,472	5.38%	$ 1,505,792	$ 70,903	4.71%
Investment securities, taxable	770,707	21,388	2.78	827,388	17,954	2.17
Investment securities, exempt [2]	105,797	2,444	2.31	109,122	2,247	2.06
Deposits in banks and short term investments	63,806	2,341	3.67	91,825	887	0.97
Total interest-earning assets	2,790,353	125,645	4.50%	2,534,127	91,991	3.63%
Total noninterest-earning assets	226,198			215,723		
Total assets	$ 3,016,551			$ 2,749,850		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Savings and interest-bearing demand deposits	$ 1,390,247	15,833	1.14%	$ 1,439,234	3,047	0.21%
Time deposits	619,083	19,632	3.17	370,375	2,829	0.76
Total interest-bearing deposits	2,009,330	35,465	1.76	1,809,609	5,876	0.32
Federal funds purchased	2,783	147	5.29	2,835	54	1.89
FHLB advances [3]	160,548	6,763	4.21	71,690	2,564	3.58
Other borrowings	70,807	4,298	6.07	52,872	2,371	4.48
Total other interest-bearing liabilities	234,138	11,208	4.79	127,397	4,989	3.92
Total interest-bearing liabilities	2,243,468	46,673	2.08%	1,937,006	10,865	0.56%
Noninterest-bearing demand deposits	519,225			564,322		
Other liabilities	14,947			12,173		
Stockholders' equity	238,911			236,349		
Total liabilities and stockholders' equity	$ 3,016,551			$ 2,749,850		
Interest rate spread			2.42%			3.07%
Net interest income		$ 78,972			$ 81,126	
Net interest margin			2.83%			3.20%

(1) The average balance of loans includes the average balance of nonaccrual loans. Income on such loans is recognized and recorded on the cash basis. Taxable-equivalent adjustments totaling $216,000 and $139,000 for the year ended December 31, 2023 and 2022, respectively, are calculated using the statutory federal tax rate and are included in income and fees on loans. Accretion income of $165,000 and $590,000 for the year ended December 31, 2023 and 2022 are also included in income and fees on loans.

(2) Taxable-equivalent adjustments totaling $513,000 and $315,000 for the year ended December 31, 2023 and 2022, respectively, are calculated using the statutory federal tax rate and are included in tax-exempt interest on investment securities.

(3) Federal Home Loan Bank advances interest expense includes $751,000 for the year ended December 31, 2022 and is the recognized mark on two advances that were acquired in the SouthCrest Financial Group, Inc. acquisition that were called early.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Credit Losses

Provision for credit losses totaled $3.6 million in 2023 compared to $3.4 million in 2022. The amount of provision expense recorded in each period was the amount required such that the total allowance for credit losses reflected the appropriate balance, in the estimation of management, sufficient to cover expected credit losses over the expected life of a loan exposure and unfunded commitments where the likelihood is that funding will occur. The provision for credit losses for the year ended December 31, 2023 includes $3.9 million in provision for credit losses on loans and $286,000 in release of credit losses on unfunded commitments. See the section captioned "Allowance for Credit Losses" elsewhere in this discussion for further analysis of the provision for credit losses. The increase in provision for credit losses for the year ended December 31, 2023 compared to 2022 is due to downgrades and charge-offs on a small number of loans and does not represent systemic issues across the entire loan portfolio. See the sections captioned "Loans" and "Allowance for Credit Losses" elsewhere in this discussion for further analysis of the provision for credit losses. Net charge-offs for the year ended December 31, 2023 were $1.6 million compared to $152,000 for the same period in 2022. As of December 31, 2023, Colony's allowance for credit losses was $18.4 million, or 0.98% of total loans, compared to $16.1 million, or 0.93% of total loans, at December 31, 2022. At December 31, 2023 and 2022, nonperforming assets were $10.7 million and $6.4 million, or 0.35% and 0.22% of total assets, respectively, with credit quality in the overall loan portfolio remaining strong.

Noninterest Income

The components of noninterest income were as follows:

(Dollars in thousands)	2023	2022	$ Variance	% Variance
Service charges on deposit accounts	$ 8,735	$ 7,875	$ 860	10.92%
Mortgage fee income	6,131	8,550	(2,419)	(28.29)
Gain on sales of SBA loans	5,063	6,216	(1,153)	(18.55)
Gain (loss) on sales of securities	—	(82)	82	100.00
Interchange fees	8,460	8,381	79	0.94
BOLI income	1,396	1,313	83	6.34
Insurance commissions	1,873	1,777	96	5.40
Other	3,976	995	2,981	299.61
Total	$ 35,634	$ 35,025	$ 609	1.74%

Noninterest income in 2023 increased $609,000, or 1.74% from 2022. The Company's increases were primarily seen in service charges on deposit accounts and other noninterest income, which included increases in equity investment income and income on wealth advisory and merchant services. These increases were offset by decreases in mortgage fee income and gain on sales of SBA loans. The increase of $860,000 in service charges on deposit accounts can be attributed to our strong retail banking center footprint and our ability to continue to grow our core deposits despite the challenging rate environment. The increase of $3.0 million in other noninterest income was attributable to equity investment market valuation gains of $156,000 in 2023 compared to market valuation losses of $503,000 in 2022, an increase of $729,000 in wealth advisory and merchant services, gains on sales of assets of $379,000 along with increases in SBA servicing and other related fee income of $656,000. The decrease in mortgage fee income was a result of a reduction in mortgage production and changes in allocation between portfolio and secondary market. The increase in mortgage rates was partially attributable to the 525 basis point increase in the national federal funds rate during 2022 and 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Expense

The components of noninterest expense were as follows:

(Dollars in thousands)	2023	2022	$ Variance	% Variance
Salaries and employee benefits	$ 49,233	$ 52,809	$ (3,576)	(6.77)%
Occupancy and equipment	6,283	6,534	(251)	(3.83)
Information technology	8,553	9,947	(1,394)	(14.01)
Professional Fees	3,097	3,432	(335)	(9.76)
Advertising and public relations	3,486	3,664	(178)	(4.87)
Communications	947	1,602	(655)	(40.88)
Other	11,466	11,487	(21)	(0.19)
Total	$ 83,065	$ 89,475	$ (6,410)	(7.16)%

Decreases were seen in all categories of noninterest expense. The decrease in salaries and employee benefits of $3.6 million was primarily attributable to a reduction of force initiative in 2023 along with lower commissions and bonus expenses. The decrease in occupancy and equipment expenses can be seen in decreases in repair and maintenance expense as well as rental and leasehold expenses. The decrease in information technology expenses of $1.4 million relates to a decrease in data processing expenses due to a renewed contract with the Company's core processor resulting in cost savings year over year. The decrease in professional fees is the result of lower consulting and legal fees in 2023 compared to 2022 which included fees associated with the acquisition of SouthCrest Financial Group, Inc. The decrease in advertising and public relations can be attributed to the expense control initiative implemented in 2023. The decrease in communications expense is the result of telephone service contracts related to the acquisition of SouthCrest Financial Group, Inc. that were paid through the end of the contracts in 2022.

Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of the Company's funding sources and the assets in which those funds are invested as a percentage of the Company's average total assets for the period indicated. Average assets totaled $3.0 billion in 2023 compared to $2.7 billion in 2022.

(Dollars in thousands)	2023		2022	
Sources of Funds:				
Noninterest-bearing deposits	$ 519,225	17.21%	$ 564,322	20.52%
Interest-bearing deposits	2,009,330	66.61	1,809,609	65.81
FHLB advances	160,548	5.32	71,690	2.61
Federal funds purchased	2,783	0.09	2,835	0.10
Other borrowings	70,807	2.35	52,872	1.92
Other noninterest-bearing liabilities	14,947	0.50	12,173	0.44
Equity capital	238,911	7.92	236,349	8.60
Total	$ 3,016,551	100.00%	$ 2,749,850	100.00%
Uses of Funds:				
Loans held for sale and loans	$ 1,850,043	61.33%	$ 1,505,792	54.76%
Investment securities	876,504	29.05	936,510	34.06
Deposits in banks and short term investments	63,806	2.12	91,825	3.34
Other noninterest-bearing assets	226,198	7.50	215,723	7.84
Total	$ 3,016,551	100.00%	$ 2,749,850	100.00%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Deposits continue to be the Company's primary source of funding. Over the comparable periods, interest-bearing deposits continues to be the largest component of the Company's mix of deposits. Average interest-bearing deposits totaled 79.5% in 2023 compared to 76.2% of total average deposits in 2022.

The Company primarily invests funds in loans and securities. Loans continue to be the largest component of the Company's mix of invested assets.

Loans

The following table presents the composition of the Company's loan portfolio as of December 31 for the past five years.

(Dollars in thousands)	2023	2022	2021	2020	2019
Construction, land & land development	$ 247,146	$ 229,435	$ 165,446	$ 121,093	$ 96,097
Other commercial real estate	974,375	975,447	787,392	520,391	540,239
Total commercial real estate	1,221,521	1,204,882	952,838	641,484	636,336
Residential real estate	356,234	290,054	212,527	183,021	194,796
Commercial, financial & agricultural	242,756	223,923	154,048	213,380	114,360
Consumer and other	62,959	18,247	18,564	21,618	23,322
Total loans, net of unearned fees	1,883,470	1,737,106	1,337,977	1,059,503	968,814
Allowance for credit losses on loans	(18,371)	(16,128)	(12,910)	(12,127)	(6,863)
Loans, net	$ 1,865,099	$1,720,978	$1,325,067	$1,047,376	$ 961,951

Maturity and Repricing Opportunity

The following table presents total loans as of December 31, 2023 according to maturity distribution and/or repricing opportunity on adjustable rate loans.

(Dollars in thousands)	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
Construction, land & land development	$ 118,546	$ 46,782	$ 69,504	$ 12,314	$ 247,146
Other commercial real estate	85,535	469,921	384,233	34,686	974,375
Total commercial real estate	204,081	516,703	453,737	47,000	1,221,521
Residential real estate	42,786	82,223	162,414	68,811	356,234
Commercial, financial & agricultural	70,918	108,206	56,969	6,663	242,756
Consumer and other	5,808	23,181	16,023	17,947	62,959
Total loans, net of unearned fees	$ 323,593	$ 730,313	$ 689,143	$ 140,421	$1,883,470

Overview. Loans totaled $1.9 billion at December 31, 2023, up 8.4% from $1.7 billion at December 31, 2022. The majority of the Company's loan portfolio is comprised of real estate loans. Commercial and residential real estate which is primarily 1-4 family residential properties, nonfarm nonresidential properties and real estate construction loans made up 83.8% and 86.1% of total loans at December 31, 2023 and December 31, 2022, respectively. Commercial, financial and agriculture loans represents 12.9% of the loans at December 31, 2023 and 2022. Consumer and other loans increased to 3.3% of total loans at December 31, 2023 from 1.1% at December 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan origination/risk management. In accordance with the Company's decentralized banking model, loan decisions are made at the local bank level. The Company utilizes both an Executive Loan Committee and a Director Loan Committee to assist lenders with the decision making and underwriting process of larger loan requests. Due to the diverse economic markets served by the Company, evaluation and underwriting criterion may vary slightly by market. Overall, loans are extended after a review of the borrower's repayment ability, collateral adequacy, and overall credit worthiness.

Commercial purpose, commercial real estate, and agricultural loans are underwritten similarly to how other loans are underwritten throughout the Company. The properties securing the Company's commercial real estate portfolio are diverse in terms of type and geographic location. In addition, the Company restricts total loans to $10 million per borrower, subject to exception and approval by the Director Loan Committee. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans monthly based on collateral, geography, and risk grade criteria. The Company also utilizes information provided by third-party agencies to provide additional insight and guidance about economic conditions and trends affecting the markets it serves.

The Company extends loans to builders and developers that are secured by non-owner occupied properties. In such cases, the Company reviews the overall economic conditions and trends for each market to determine the desirability of loans to be extended for residential construction and development. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim mini-perm loan commitment from the Company until permanent financing is obtained. In some cases, loans are extended for residential loan construction for speculative purposes and are based on the perceived present and future demand for housing in a particular market served by the Company. These loans are monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and trends, the demand for the properties, and the availability of long-term financing.

The Company originates consumer loans at the bank level. Due to the diverse economic markets served by the Company, underwriting criterion may vary slightly by market. The Company is committed to serving the borrowing needs of all markets served and, in some cases, adjusts certain evaluation methods to meet the overall credit demographics of each market. Consumer loans represent relatively small loan amounts that are spread across many individual borrowers to help minimize risk. Additionally, consumer trends and outlook reports are reviewed by management on a regular basis.

The Company utilizes an independent third-party company for loan review and validation of the credit risk program on an ongoing quarterly basis. Results of these reviews are presented to management and the audit committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

For additional discussion of our loan portfolio and deposit accounts, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Loans" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Deposits."

Commercial, financial & agricultural. Commercial, financial and agricultural loans at December 31, 2023 increased by $18.8 million, or 8.4% to $242.8 million from December 31, 2022 at $223.9 million. This increase was related to organic growth of commercial and industrial loans. The Company's commercial, financial and agricultural loans are a diverse group of loans to small, medium and large businesses. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment. These agricultural lines typically reduce in size at year end as crops are sold. While some short-term loans may be made on an unsecured basis, most are secured by the assets being financed with collateral margins that are consistent with the Company's loan policy guidelines.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Construction, land & land development. Construction, land and land development loans increased by $17.7 million, or 7.7%, at December 31, 2023 to $247.1 million from $229.4 million at December 31, 2022. This increase was primarily attributable to organic growth of consumer residential construction loans.

Other commercial real estate. Other commercial real estate loans decreased by $1.1 million, or 0.1%, at December 31, 2023 to $974.4 million from $975.4 million at December 31, 2022. This decrease was primarily attributable to decreases in both owner occupied and non-owner occupied commercial real estate and due to the current lending environment, rate environment, and the Company's lending appetite. At December 31, 2023, the Company's other commercial real estate loans were comprised of 60.9% of non-owner occupied loans and 39.1% of owner occupied loans.

The Company's non-owner occupied portfolio is well diversified as can be seen in the table below as of December 31, 2023.

(Dollars in thousands)	December 31, 2023
Multifamily	$ 74,914
Hotel/Motel	54,493
Retail	185,909
Office	68,008
Industrial & Warehouse	63,538
Health Care	14,895
Other Specialty	121,006
Government guaranteed SBSL	10,713
Total	$ 593,476

Residential Real Estate Loans. Residential real estate loans increased by $66.2 million or 22.8%, at December 31, 2023 to $356.2 million from $290.1 million at December 31, 2022. This increase was attributable to growth of portfolio 1-4 family residential real estate loans. Residential real estate loans consist of revolving, open-end and closed-end loans as well as those secured by closed-end first and junior liens.

Consumer and other. Consumer and other loans include loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer and other loans at December 31, 2023 increased $44.7 million or 245.0% to $63.0 million from $18.2 million at December 31, 2022. This increase was primarily attributable to increases in the Company's marine and RV lending division.

Industry concentrations. As of December 31, 2023 and December 31, 2022, there were no concentrations of loans within any single industry in excess of 10% of total loans, as segregated by Standard Industrial Classification code ("SIC code"). The SIC code is a federally designed standard industrial numbering system used by the Company to categorize loans by the borrower's type of business. The Company has established industry-specific guidelines with respect to maximum loans permitted for each industry with which the Company does business.

Collateral concentrations. Concentrations of credit risk can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries, or certain geographic regions. The Company has a concentration in real estate loans as well as a geographic concentration that could pose an adverse credit risk. At December 31, 2023, approximately 83.8% of the Company's loan portfolio was concentrated in loans secured by real estate. A substantial portion of borrowers' ability to honor their contractual obligations is dependent upon the viability of the real estate economic sector. In addition, a large portion of the Company's foreclosed assets are also located in these same geographic markets, making the recovery of the carrying amount of foreclosed assets susceptible to changes in market conditions. Management continues to monitor these concentrations and has considered these concentrations in its allowance for credit loss analysis. In recent years, we have seen real estate values stabilizing in our markets. The stabilization of rates has resulted in a decrease in the number of loans being classified as impaired over the past several years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Large credit relationships. The Company currently operates 34 locations in north, central, south and coastal Georgia and includes metropolitan markets in Fulton, Fayette, Dougherty, Lowndes, Houston, Chatham and Muscogee counties. The Company has also expanded its presence in 2023 into Birmingham, Alabama as well as Tallahassee and the Florida panhandle. As a result, the Company originates and maintains large credit relationships with several commercial customers in the ordinary course of business. The Company considers large credit relationships to be those with commitments equal to or in excess of $5.0 million prior to any portion being sold. Large relationships also include loan participations purchased if the credit relationship with the agent is equal to or in excess of $5.0 million. In addition to the Company's normal policies and procedures related to the origination of large credits, the Company's Executive Loan Committee and Director Loan Committee must approve all new and renewed credit facilities which are part of large credit relationships. At December 31, 2023, our largest 20 relationships consisted of loans and loan commitments, where the total committed balance was $354.1 million with $266.7 million outstanding. At December 31, 2022, our largest 20 relationships had total committed balance of $327.2 million with $227.2 million outstanding.

Maturities and sensitivities of loans to changes in interest rates. The following table presents the maturity distribution of the Company's loans at December 31, 2023. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate.

(Dollars in thousands)	Due in One Year or Less	After One but Within Five Years	After Five years but Within Fifteen Years	After Fifteen Years	Total
Loans with fixed interest rates:					
Construction, land & land development	$ 104,421	$ 39,932	$ 45,049	$ 12,314	$ 201,716
Other commercial real estate	69,295	447,084	382,369	34,686	933,434
Total commercial real estate	173,716	487,016	427,418	47,000	1,135,150
Residential real estate	12,400	64,858	47,242	68,790	193,290
Commercial, financial & agricultural	44,426	95,854	56,969	6,663	203,912
Consumer and other	5,415	23,158	16,023	17,947	62,543
Total loans with fixed interest rates, net of unearned fees	235,957	670,886	547,652	140,400	1,594,895
Loans with floating interest rates:					
Construction, land & land development	14,125	6,850	24,455	—	45,430
Other commercial real estate	16,240	22,837	1,864	—	40,941
Total commercial real estate	30,365	29,687	26,319	—	86,371
Residential real estate	30,386	17,365	115,172	21	162,944
Commercial, financial & agricultural	26,492	12,352	—	—	38,844
Consumer and other	393	23	—	—	416
Total loans with floating interest rates, net of unearned fees	87,636	59,427	141,491	21	288,575
Total loans, net of unearned fees	$ 323,593	$ 730,313	$ 689,143	$ 140,421	$ 1,883,470

The Company may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company's best interest. In such instances, the Company generally requires payment of accrued interest and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets and Potential Problem Loans

Asset quality experienced a slight decrease during the year ended December 31, 2023, primarily due to the repurchase of the government guaranteed portion of nonperforming loans, which were repurchased as part of the liquidation process and have no expected losses. Nonperforming assets include nonaccrual loans, accruing loans contractually past due 90 days or more, repossessed personal property and other real estate owned ("OREO"). Nonaccrual loans totaled $9.8 million at December 31, 2023, an increase of $4.1 million, or 72.4%, from $5.7 million at December 31, 2022. There were two loans contractually past due 90 days or more and still accruing at December 31, 2023 and none at December 31, 2022. At December 31, 2023, OREO totaled $448,000, a decrease of $203,000, or 31.2%, compared with $651,000 at December 31, 2022. The change in OREO is primarily the result of four properties added to other real estate totaling $3.1 million offset by $3.3 million from the sale of five OREO properties. At the end of the year ended December 31, 2023, total nonperforming assets as a percentage of total assets increased to 0.35% compared with 0.22% at December 31, 2022.

Year-end nonperforming assets and accruing past due loans were as follows:

(Dollars in thousands)	2023	2022	2021
Loans accounted for on nonaccrual	$ 9,839	$ 5,706	$ 5,449
Loans accruing past due 90 days or more	370	—	—
Other real estate foreclosed	448	651	281
Repossessed assets	—	—	49
Total nonperforming assets	$ 10,657	$ 6,357	$ 5,779
Nonperforming loans by segment			
Construction, land & land development	$ 85	$ 149	$ 31
Other commercial real estate	4,219	1,509	837
Residential real estate	3,911	2,686	3,839
Commercial, financial & agricultural	1,956	1,341	708
Consumer and other	38	21	34
Total nonperforming loans	$ 10,209	$ 5,706	$ 5,449
Nonperforming assets as a percentage of:			
Total loans, other real estate and foreclosed assets	0.57%	0.37%	0.43%
Total assets	0.35%	0.22%	0.21%
Nonperforming loans as a percentage of:			
Total loans	0.55%	0.33%	0.41%
Supplemental data:			
Accruing past due loans:			
30-89 days past due	$ 6,069	$ 1,793	$ 4,567
90 or more days past due	370	—	—
Total accruing past due loans	$ 6,439	$ 1,793	$ 4,567
Allowance for credit losses	$ 18,371	$ 16,128	$ 12,910
Allowance for credit losses as a percentage of:			
Total loans	0.98%	0.93%	0.96%
Nonperforming loans	179.95	282.65	236.92

Nonperforming assets include nonaccrual loans, loans past due 90 days or more, foreclosed real estate, repossessed assets and nonaccrual securities. Nonperforming assets at December 31, 2023 increased 67.6% from December 31, 2022, as a result of the increase in nonaccrual loans and loans accruing past due 90 days or more, offset by a slight decrease in other real estate owned property.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Loans to a customer whose financial condition has deteriorated are considered for nonaccrual status whether or not the loan is 90 days or more past due. For consumer loans, collectability and loss are generally determined before the loan reaches 90 days past due. Accordingly, losses on consumer loans are recorded at the time they are determined. Consumer loans that are 90 days or more past due are generally either in liquidation/payment status or bankruptcy awaiting confirmation of a plan. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as nonaccrual does not preclude the ultimate collection of loan principal or interest.

The Company had two loans modified due to financial difficulty during the year ended December 31, 2023. See Note 3. Loans, for additional details on loan modifications.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for credit losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties.

Allowance for Credit Losses

The allowance for credit losses for loans is a reserve established through charges to earnings in the form of a provision for credit losses. The provision for credit losses is based on management's evaluation of the size and composition of the loan portfolio, the level of non-performing and past due loans, historical trends of charged-off loans and recoveries, prevailing economic conditions and other factors management deems appropriate. The Company's management has established an allowance for credit losses for loans which it believes is adequate to cover expected credit losses over the expected life of a loan exposure and unfunded commitments where the likelihood is that funding will occur. Based on a credit evaluation of the loan portfolio, management presents a quarterly review of the allowance for credit losses for loans and allowance for credit losses on unfunded commitments to the Company's Board of Directors, which primarily focuses on risk by evaluating individual loans in certain risk categories. These categories have also been established by management and take the form of loan grades. By grading the loan portfolio in this manner, the Company's management is able to effectively evaluate the portfolio by risk, which management believes is the most effective way to analyze the loan portfolio and thus analyze the adequacy of the allowance for credit losses on loans.

The allowance for credit losses on loans is established by examining (1) the large classified loans, nonaccrual loans and loans considered impaired and evaluating them individually to determine the specific reserve allocation and (2) the remainder of the loan portfolio to allocate a portion of the allowance based on past loss experience and reasonable and supportable forecasts of economic conditions for the particular loan category. The Company also considers other factors such as changes in lending policies and procedures; changes in national, regional and/or local economic and business conditions; changes in the nature and volume of the loan portfolio; changes in the experience, ability and depth of either the market president or lending staff; changes in the volume and severity of past due and classified loans; changes in the quality of the loan review system; and other factors management deems appropriate.

The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The ACL is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to fund.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management evaluates the adequacy of the allowance for credit losses for each of these components on a quarterly basis. Peer comparisons, industry comparisons, and regulatory guidelines are also used in the determination of the valuation allowance. Loans identified as losses by management, internal loan review, and/or bank examiners are charged off. Additional information about the Company's allowance for credit losses is provided in the Notes to the Consolidated Financial Statements for Allowance for Credit Losses.

The following table sets forth the breakdown of the allowance for credit losses on loans by loan category for the periods indicated. The allocation of the allowance to each category is subjective and is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

| | | | | | December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | | 2020 | | 2019 | |
(Dollars in thousands)	Reserve	%[1]	Reserve	%[1]	Reserve	%[1]	Reserve	%[1]	Reserve	%[1]
Construction, land & land development	$ 2,204	13.1%	$ 1,959	13.2%	$ 1,127	12.4%	$ 1,013	11.4%	$ 215	9.9%
Other commercial real estate	7,064	51.7	8,886	56.1	7,691	58.8	6,880	49.1	3,908	55.8
Residential real estate	5,105	18.9	2,354	16.7	1,805	15.9	2,278	17.3	980	20.1
Commercial, financial & agricultural	2,110	12.9	2,709	12.9	1,083	11.5	1,713	20.1	1,657	11.8
Consumer & other	1,888	3.4	220	1.1	1,204	1.4	243	2.1	103	2.4
	$18,371	100.0%	$16,128	100.0%	$12,910	100.0%	$12,127	100.0%	$ 6,863	100.0%

(1) Percentage represents the loan balance in each category expressed as a percentage of total end of period loans.

The following table presents an analysis of the Company's allowance for credit losses on loans for the periods indicated.

(Dollars in thousands)	2023	2022	2021	2020	2019
Allowance for credit losses on loans at beginning of year	$ 16,128	$ 12,910	$ 12,127	$ 6,863	$ 7,277
Adoption of ASU 2016-13	(53)	—	—	—	—
Charge-offs					
Construction, land & land development	—	—	—	4	29
Other commercial real estate	69	58	568	226	119
Residential real estate	771	48	3	206	758
Commercial, financial & agricultural	1,069	314	274	242	403
Consumer and other	35	60	68	1,103	784
Total charge-offs	1,944	480	913	1,781	2,093
Recoveries					
Construction, land & land development	10	25	466	45	82
Other commercial real estate	42	85	118	153	218
Residential real estate	79	50	274	142	174
Commercial, financial & agricultural	201	139	91	43	36
Consumer and other	22	29	47	104	65
Total recoveries	354	328	996	487	575
Net charge-offs/(recoveries)	1,590	152	(83)	1,294	1,518
Provision for credit losses on loans	3,886	3,370	700	6,558	1,104
Allowance for credit losses on loans at end of year	$ 18,371	$ 16,128	$ 12,910	$ 12,127	$ 6,863
Ratio of net charge-offs/(recoveries) to average loans	0.09%	0.01%	(0.01)%	0.12%	0.11%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The allowance for credit losses on loans increased from $16.1 million or 0.93% of total loans at December 31, 2022 to $18.4 million, or 0.98% of total loans at December 31, 2023. The provision for credit losses on loans reflects loan quality trends, including the level of net charge-offs or recoveries, among other factors. The primary reason for the increase year over year was due to a few loans that faced downgrades and charge-offs. These loans represented a small number of loans and circumstances, and management has no concern that there are systemic issues across the portfolio.

The amount of provision expense recorded in 2023 was the amount required such that the total allowance for credit losses reflected the appropriate balance, in the estimation of management, that was sufficient to cover expected credit losses on loans over the expected life of a loan exposure and unfunded commitments where the likelihood is that funding will occur. The amount of provision expense recorded in 2022 and prior periods was the amount required such that the total allowance for credit losses reflected the appropriate balance, in the estimation of management, sufficient to cover probable, inherent losses in the loan portfolio.

Investment Portfolio

The following table presents carrying values of investment securities available-for-sale held by the Company as of December 31, 2023, 2022 and 2021.

(Dollars in thousands)	2023	2022	2021
U.S. treasury securities	$ 498	$ 1,622	$ 87,551
U.S. agency securities	4,139	4,585	17,781
Asset backed securities	24,630	29,988	—
State, county and municipal securities	109,036	104,756	250,153
Corporate debt securities	47,390	49,585	48,408
Mortgage-backed securities	221,689	242,017	534,271
Total debt securities	$ 407,382	$ 432,553	$ 938,164

The following table presents investment securities held-to-maturity, carried at cost by the Company as of December 31, 2023, 2022 and 2021.

(Dollars in thousands)	2023	2022	2021
U.S. treasury securities	$ 93,306	$ 91,615	$ —
U.S. agency securities	16,282	16,409	—
State, county and municipal securities	136,685	136,138	—
Mortgage-backed securities	202,758	221,696	—
Total debt securities	$ 449,031	$ 465,858	$ —

The following table represents expected maturities and weighted-average yields of investment securities held by the Company as of December 31, 2023 (mortgage-backed securities are based on the average life at the projected speed, while State and Political Subdivisions reflect anticipated calls being exercised).

Available for Sale	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. treasury securities	$ 498	2.91%	$ —	—%	$ —	—%	$ —	—%
U.S. agency securities	—	—	888	0.76	875	2.43	2,376	2.89
Asset backed securities	—	—	52	1.33	5,933	6.11	18,645	6.80
State, county and municipal securities	215	5.48	4,059	1.49	46,085	2.05	58,677	2.10
Corporate debt securities	—	—	9,698	4.80	35,746	4.34	1,946	11.12
Mortgage-backed securities	20,887	7.53	41,940	3.45	6,775	1.94	152,087	2.47
Total debt securities	$ 21,600	7.40%	$ 56,637	3.50%	$ 95,414	3.16%	$ 233,731	2.80%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Held to Maturity	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. treasury securities	$ 3,937	1.21%	$ 84,506	1.05%	$ 4,863	1.33%	$ —	—%
U.S. agency securities	—	—	7,838	1.17	8,444	1.47	—	—
State, county and municipal securities	—	—	1,850	1.06	63,222	2.20	71,613	1.94
Mortgage-backed securities	—	—	24,115	1.74	45,058	1.95	133,585	2.13
Total debt securities	$ 3,937	1.21%	$118,309	1.20%	$121,587	2.02%	$ 205,198	2.06%

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. The Company had both held to maturity and available for sale securities in the investment portfolio at December 31, 2023. Management also evaluates its securities portfolio for any credit-related impairment on a quarterly basis. The Company did not identify any credit-related impairment in its held to maturity or available for sale portfolios at December 31, 2023.

At December 31, 2023, there were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of the Company's stockholders' equity.

The average yield of the securities portfolio was 2.72% in 2023 and 2.16% in 2022. The increase in the average yield from 2022 to 2023 was primarily attributed to paydowns of lower yielding investments and repricing of variable rate securities.

Deposits

The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years 2023, 2022, and 2021.

	2023		2022		2021	
(Dollars in thousands)	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
Noninterest-bearing demand deposits	$ 519,225	—%	$ 564,322	—%	$ 449,445	—%
Interest-bearing demand and savings deposits	1,390,247	1.14%	1,439,234	0.21%	1,073,824	0.09%
Time deposits	619,083	3.17%	370,375	0.76%	297,704	0.56%
Total deposits	$2,528,555	1.40%	$ 2,373,931	0.25%	$1,820,973	0.14%

The following table presents the maturities of the Company's time deposits as of December 31, 2023.

(Dollars in thousands)	Time Deposits $250,000 or Greater	Time Deposits Less Than $250,000	Total
Months to Maturity			
3 months or less	$ 29,203	$ 150,150	$ 179,353
Over 3 months through 6 months	67,382	121,717	189,099
Over 6 months through 12 months	54,580	125,802	180,382
Over 12 months	16,515	60,839	77,354
	$ 167,680	$ 458,508	$ 626,188

Management's Discussion and Analysis of Financial Condition and Results of Operations

Average deposits increased $154.6 million in 2023 compared to 2022. The increase in 2023 included $248.7 million, or 67.2% in time deposits, which were partially offset by decreases in interest-bearing demand and savings deposits of $49.0 million, or 3.4% and noninterest-bearing deposits of $45.1 million, or 8.0%. The increase in our overall deposits is due primarily to the increase in the rate the Company offers on its time deposit products as well as the increase in brokered deposits. The increase in deposit rates is attributable to the 100 basis point increase in the national federal funds rate during 2023.

As of December 31, 2023 and 2022, $777.8 million and $882.2 million, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

The Company supplements deposit sources with brokered deposits. As of December 31, 2023, the Company had $93.6 million, or 3.68% of total deposits, in brokered certificates of deposit attracted by external third parties. Additional information is provided in the Notes to Consolidated Financial Statements for Deposits.

Off-Balance-Sheet Arrangements and Contractual Obligations

In the ordinary course of business, our Bank has granted commitments to extend credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements or for construction period financing and have been approved within the Bank's credit guidelines. Our Bank has also granted commitments to approved customers for financial standby letters of credit. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. The Bank uses the same credit policies for these off-balance-sheet commitments as it does for financial instruments that are recorded in the consolidated financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table summarizes commitments and contractual obligations outstanding at December 31, 2023.

(Dollars in thousands)	Total	Payments Due by Period Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Contractual obligations:					
Borrowings	$ 238,445	$ 70,000	$ 25,000	$ 80,000	$ 63,445
Operating lease liabilities	1,967	642	956	369	—
Time Deposits	626,188	548,834	67,891	9,195	268
	866,600	619,476	93,847	89,564	63,713
Other Commitments:					
Loan commitments	362,878	172,757	51,873	11,930	126,318
Standby letters of credit	5,656	4,702	954	—	—
	368,534	177,459	52,827	11,930	126,318
Total Contractual Obligations and Other Commitments	$ 1,235,134	$ 796,935	$ 146,674	$101,494	$190,031

Loan Commitments. The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Company's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses. Loan commitments outstanding at December 31, 2023 are included in the preceding table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Standby Letters of Credit. Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. The Company's policies generally require that standby letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby letters of credit outstanding at December 31, 2023 are included in the preceding table.

Capital Requirements

The Bank and the Company are each required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks are important factors that are to be taken into account by the federal banking agencies in assessing an institution's overall capital adequacy. For more information, see "Item 1. Business – Supervision and Regulation – Regulation of the Company – Capital Requirements."

At December 31, 2023, shareholders' equity totaled $254.9 million compared to $230.3 million at December 31, 2022. In addition to net income of $21.7 million, another significant change in shareholders' equity during 2023 included $7.7 million of dividends declared on common stock. The accumulated other comprehensive loss component of stockholders' equity totaled $55.6 million at December 31, 2023 compared to $66.4 million at December 31, 2022. This fluctuation was mostly related to the after-tax effect of changes in the fair value of securities available for sale. Under regulatory requirements, the unrealized gain or loss on securities available for sale does not increase or reduce regulatory capital and is not included in the calculation of risk-based capital and leverage ratios. Regulatory agencies for banks and bank holding companies utilize capital guidelines designed to measure Tier 1 and total capital and take into consideration the risk inherent in both on-balance sheet and off-balance sheet items.

Tier 1 capital consists of common stock and qualifying preferred securities less goodwill, intangibles and disallowed deferred tax assets. Tier 2 capital consists of certain convertible, subordinated and other qualifying debt and the allowance for credit losses up to 1.25% of risk-weighted assets. The Company's Tier 2 capital consists of subordinated notes and the allowance for credit losses.

Using the capital requirements presently in effect, the Tier 1 ratio as of December 31, 2023 was 12.77% and total Tier 1 and 2 risk-based capital was 15.47%. Both of these measures compare favorably with the regulatory minimum of 6.0% for Tier 1 and 8% for total risk-based capital. The Company's common equity Tier 1 ratio as of December 31, 2023 was 11.66%, which exceeds the regulatory minimum of 4.50%. The Company's Tier 1 leverage ratio as of December 31, 2023 was 9.17%, which exceeds the required ratio standard of 4.0%.

For the year ended December 31, 2023, average capital was $238.9 million representing 7.9% of average assets for the year. This compares to average capital of $236.3 million, representing 8.6% of average assets for 2022.

For the years ended December 31, 2023 and 2022, the Company did not have any material commitments for capital expenditures.

The Company granted 55,210 and 139,720 restricted shares of common stock for the years ended December 31, 2023 and 2022, respectively. All restricted shares vest over a three year period.

A cash dividend of $7.7 million and $7.2 million was paid for the year ended December 31, 2023 and 2022, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

The Company, primarily through the actions of its subsidiary bank, engages in liquidity management to ensure adequate cash flow for deposit withdrawals, credit commitments and repayments of borrowed funds. Needs are met through loan repayments, net interest and fee income and the sale or maturity of existing assets. In addition, liquidity is continuously provided through the acquisition of new deposits, the renewal of maturing deposits and external borrowings.

Cash and cash equivalents at December 31, 2023 and 2022 were $83.3 million and $80.7 million, respectively.   The increase in cash and cash equivalents was primarily due to increases in deposits and other borrowings needed to fund loan growth.   Management believes the various funding sources discussed above are adequate to meet the Company's liquidity needs in these unsettled times without any material adverse impact on our operating results.

Management monitors deposit flow and evaluates alternate pricing structures to retain and grow deposits. To the extent needed to fund loan demand, traditional local deposit funding sources are supplemented by the use of FHLB borrowings, brokered deposits and other wholesale deposit sources outside the immediate market area. Internal policies have been updated to monitor the use of various core and non-core funding sources, and to balance ready access with risk and cost. Through various asset/liability management strategies, a balance is maintained among goals of liquidity, safety and earnings potential. Internal policies that are consistent with regulatory liquidity guidelines are monitored and enforced by the Bank.

The investment portfolio provides a ready means to raise cash if liquidity needs arise. As of December 31, 2023, the available-for-sale bond portfolio totaled $407.4 million. At December 31, 2022, the available for sale bond portfolio totaled $432.6 million. This decrease is primarily attributable to maturities, calls and paydowns on the portfolio during 2023. Only marketable investment grade bonds are purchased. Although approximately 50.2% of the Bank's bond portfolio is encumbered as pledges to secure various public funds deposits, repurchase agreements, and for other purposes, management can restructure and free up investment securities for sale if required to meet liquidity needs.

Management continually monitors the relationship of loans to deposits as it primarily determines the Company's liquidity posture. Colony had ratios of loans to deposits of 74.0% as of December 31, 2023 and 69.7% as of December 31, 2022. Management employs alternative funding sources when deposit balances will not meet loan demands. The ratios of loans to all funding sources (excluding Subordinated Debentures) at December 31, 2023 and December 31, 2022 were 69.3% and 66.0%, respectively. Management continues to emphasize programs to generate local core deposits as our Company's primary funding sources. The stability of the Banks' core deposit base is an important factor in Colony's liquidity position. A heavy percentage of the deposit base is comprised of accounts of individuals and small businesses with comprehensive banking relationships and limited volatility. At December 31, 2023 and December 31, 2022, the Bank had $167.7 million and $114.8 million, respectively, in certificates of deposit of $250,000 or more. These larger deposits represented 6.6% and 4.6% of total deposits as of December 31, 2023 and 2022, respectively. Management seeks to monitor and control the use of these larger certificates, which tend to be more volatile in nature, to ensure an adequate supply of funds as needed. Relative interest costs to attract local core relationships are compared to market rates of interest on various external deposit sources to help minimize the Company's overall cost of funds.

The Company supplemented deposit sources with brokered deposits. As of December 31, 2023, the Company had $93.6 million or 3.68% of total deposits in brokered deposits. Additional information is provided in the Notes to the Consolidated Financial Statements regarding these brokered deposits. Additionally, the Company uses external deposit listing services to obtain out-of-market certificates of deposit at competitive interest rates when funding is needed. The deposits obtained from listing services are often referred to as wholesale or internet CDs.

To plan for contingent sources of funding not satisfied by both local and out-of-market deposit balances, Colony and its subsidiary have established multiple borrowing sources to augment their funds management. The Company has borrowing capacity through membership of the Federal Home Loan Bank program. The Bank has also established overnight borrowing for Federal Funds Purchased through various correspondent banks. Management believes the various funding sources discussed above are adequate to meet the Company's liquidity needs in the future without any material

Management's Discussion and Analysis of Financial Condition and Results of Operations

adverse impact on operating results. At December 31, 2023 and 2022, we had $175.0 million and $125.0 million, respectively, of outstanding advances from the FHLB. Based on the values of loans pledged as collateral, we had $596.2 million and $574.9 million of additional borrowing availability with the FHLB at December 31, 2023 and 2022, respectively.

Other sources of liquidity include overnight borrowings from the Federal Reserve Discount Window, as well as access to the FRB Term Funding Program which offers loans to eligible depository institutions of up to one year in length. The Company also has unencumbered investment securities which provide the ability to either be pledged as collateral with borrowing sources or sold and converted to cash.

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of balance sheet structure, the ability to liquidate assets, and the availability of alternative sources of funds. The Company seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale and federal funds sold and securities purchased under resale agreements.

Liability liquidity is provided by access to funding sources which include core deposits. Should the need arise, the Company also maintains relationships with the Federal Home Loan Bank, Federal Reserve Bank, three correspondent banks and repurchase agreement lines that can provide funds on short notice.

Since Colony is a bank holding Company and does not conduct operations, its primary sources of liquidity are dividends up streamed from the subsidiary bank and borrowings from outside sources.

The liquidity position of the Company is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Management is not aware of any events that are reasonably likely to have a material adverse effect on the Company's liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material adverse effect on the Company.

Impact of Inflation and Changing Prices

The Company's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). GAAP presently requires the Company to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Company is reflected in increased operating costs, and the Company has experienced material effects of inflation during the last three fiscal years due to the government's monetary policies and the current economic climate. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Company, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things, as further discussed in the next section.

Regulatory and Economic Policies

The Company's business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy available to the Federal Reserve Board are (i) conducting open market operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of the Company.

Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, the Company cannot accurately predict the nature, timing or extent of any effect such policies may have on its future business and earnings.

Recently Issued Accounting Pronouncements

See Note 1 - Summary of Significant Accounting Policies included in the Notes to the Consolidated Financial Statements.

Market Risk and Interest Rate Sensitivity

Our financial performance is impacted by, among other factors, interest rate risk and credit risk. We utilize derivatives to help manage our interest rate risk position and mitigate exposure to the variability of future cash flows or other forecasted transactions. We mitigate our credit risk through reliance on an extensive loan review process and our allowance for credit losses.

Interest rate risk is the change in value due to changes in interest rates. The Company is exposed only to U.S. dollar interest rate changes and, accordingly, the Company manages exposure by considering the possible changes in the net interest margin. The Company does not have any trading instruments nor does it classify any portion of its investment portfolio as held for trading. The Company has no exposure to foreign currency exchange rate risk, commodity price risk and other market risks. Interest rate risk is addressed by our Risk Management Committee which includes senior management representatives. The Risk Management Committee monitors interest rate risk by analyzing the potential impact to the net portfolio of equity value and net interest income from potential changes to interest rates and considers the impact of alternative strategies or changes in balance sheet structure.

Interest rates play a major part in the net interest income of financial institutions. The repricing of interest earnings assets and interest-bearing liabilities can influence the changes in net interest income. The timing of repriced assets and liabilities is Gap management and our Company has established its policy to maintain a Gap ratio in the one-year time horizon of .80 to 1.20.

Our exposure to interest rate risk is reviewed at least quarterly by our Board of Directors and by our Risk Management Committee. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value in the event of assumed changes in interest rates. In order to reduce the exposure to interest rate fluctuations, we have implemented strategies to more closely match our balance sheet composition. The Company has engaged Stifel to run a quarterly asset/liability model for interest rate risk analysis. We are generally focusing our investment activities on securities with terms or average lives in the 3 ½ - 5 ½ year range.

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either reduced current market values or reduced current and potential net income. Colony's most significant market risk is interest rate risk. This risk arises primarily from Colony's extension of loans and acceptance of deposits.

Managing interest rate risk is a primary goal of the asset liability management function. Colony attempts to achieve stability in net interest income while limiting volatility arising from changes in interest rates. Colony seeks to achieve this goal by balancing the maturity and repricing characteristics of assets and liabilities. Colony manages its exposure to fluctuations in interest rates through policies established by the Risk Management Committee and approved by the Board of Directors. The Risk Management Committee meets at least quarterly and has responsibility for developing asset liability management policies, reviewing the interest rate sensitivity of Colony, and developing and implementing strategies to improve balance sheet structure and interest rate risk positioning.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Colony measures the sensitivity of net interest income to changes in market interest rates through the utilization of Asset/Liability simulation modeling. On at least a quarterly basis, the following twenty-four month time period is simulated to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. These simulations include all of Colony's earning assets and liabilities. Forecasted balance sheet changes, primarily reflecting loan and deposit growth and forecasts, are included in the periods modeled. Projected rates for loans and deposits are based on management's outlook and local market conditions.

The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario; additionally, customer loan and deposit preferences can vary in response to changing interest rates. Simulation modeling enables Colony to capture the expected effect of these differences. Assumptions utilized in the model are updated on an ongoing basis and are reviewed and approved by the Risk Management Committee of the Board of Directors.

Colony has modeled its baseline net interest income forecast assuming a flat interest rate environment with the federal funds rate at the Federal Reserve's targeted range of 5.25% and the prime rate of 8.50% at December 31, 2023. Colony has modeled the impact of a gradual increase in short-term rates of 100 and 200 basis points and a decline of 100 basis points to determine the sensitivity of net interest income for the next twelve months. As illustrated in the table below, the net interest income sensitivity model indicates that, compared with a net interest income forecast assuming stable rates, net interest income is projected to increase by 0.54% and 0.97% if interest rates increased by 100 and 200 basis points, respectively. Net interest income is projected to decline by 2.03% if interest rates decreased by 100 basis points. These changes were within Colony's policy limit of a maximum 15% negative change.

Twelve Month Net Interest Income Sensitivity

	Estimated Change in Net Interest Income As of December 31,	
Change in short-term interest rates (in basis points)	**2023**	2022
+200	**0.97%**	2.59%
+100	**0.54%**	1.37%
Flat	**—%**	—%
-100	**2.03%**	-0.61%

The measured interest rate sensitivity indicates an asset sensitive position over the next year, which could serve to improve net interest income in a rising interest rate environment. The actual realized change in net interest income would depend on several factors, some of which could serve to reduce or eliminate the asset sensitivity noted above. These factors include a higher than projected level of deposit customer migration to higher cost deposits, such as certificates of deposit, which would increase total interest expense and serve to reduce the realized level of asset sensitivity. Another factor which could impact the realized interest rate sensitivity in a rising rate environment is the repricing behavior of interest-bearing non-maturity deposits. Assumptions for repricing are expressed as a beta relative to the change in the prime rate. For instance, a 25% beta would correspond to a deposit rate that would increase 0.25% for every 1% increase in the prime rate. Projected betas for interest bearing non-maturity deposit repricing are a key component of determining the Company's interest rate risk position. Should realized betas be higher than projected betas, the expected benefit from higher interest rates would be reduced.

Colony is also subject to market risk in certain of its fee income business lines. Mortgage banking income is subject to market risk. Mortgage loan originations are sensitive to levels of mortgage interest rates and therefore, mortgage banking income could be negatively impacted during a period of rising interest rates. The extension of commitments to customers to fund mortgage loans also subjects Colony to market risk. This risk is primarily created by the time period between making the commitment and closing and delivering the loan. Colony seeks to minimize this exposure by utilizing various risk management tools, the primary of which are forward sales commitments and best efforts commitments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Colony Bankcorp, Inc. and Subsidiaries / Fitzgerald, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Colony Bankcorp, Inc. and Subsidiaries (the Company) as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2024, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgements. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses

Description of the Matter

As described in Note 4 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $1.9 billion and related allowance for credit losses of $18.4 million as of December 31, 2023. As described by the Company in Note 1, the Company computes quantitative and qualitative components for the allowance for credit losses. The quantitative component is evaluated on a collective (pool) basis, segregated by class of loans (the quantitative collective ACL). The Company estimated the quantitative collective ACL utilizing a discounted cash flow (DCF) methodology applied to their loan pools segregated by similar risk characteristics. The Company's DCF methodology generates cash flow projections at the loan level wherein payment expectations are adjusted for estimated prepayment speeds, curtailments, time to recovery, probability of default (PD), and loss given default (LGD). The modeling of expected prepayment speeds and curtailment rates are based on historical internal data and consider current conditions and reasonable and supportable forecasts of future economic conditions. The Company uses regression analysis of historical internal and peer loss data to determine suitable macroeconomic variables to utilize when modeling lifetime PD and LGD. This analysis also determines how expected PD and LGD will react to forecasted levels of the macroeconomic variables over a reasonable and supportable forecast period. At the end of the four-quarter reasonable and supportable forecast period, the Company reverts to a historical loss rate on a straight-line basis over eight quarters. For loans that have elevated risk characteristics when compared to the collectively pooled loans, they are evaluated on an individual basis.

The qualitative component is comprised of measurements used to quantify the risks within each of these loans classes and are subjectively selected by management but measured by objective measurements period over period. The data for each measurement is obtained from internal and external sources. These adjustments are based upon quarterly trend assessments in certain economic factors as well as loan segment specific risks that cannot be addressed in the quantitative methods.

We identified the Company's estimate of the allowance for credit losses as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the subjective and complex auditor judgment involved in the assessment of the quantitative collective ACL due to significant measurement uncertainty and the high degree of subjectivity in the Company's judgments in determining the qualitative factors. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We tested the design and operating effectiveness of controls relating to the Company's determination of the allowance for credit losses, including controls over development of the quantitative and qualitative factors.
- We evaluated the Company's allowance for credit losses methodology for compliance with U.S. generally accepted accounting principles.
- We tested the design and operating effectiveness of controls relating to management's review of reliability and accuracy of data used to calculate and estimate the various components of the allowance for credit losses, including accuracy of the calculation and validation procedures over the models.
- We evaluated the relevance and the reasonableness of assumptions related to evaluation of the loan portfolio, current and forecasted economic conditions, and other risk factors used in development of the qualitative factors.
- We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, and other audit evidence gathered.
- We assessed the overall trends in credit quality by comparing the overall allowance for credit losses to those recorded by the Company's peer institutions.
- We evaluated subsequent events and transactions and considered whether they corroborated or contradicted the Company's conclusion.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2021.

Albany, Georgia / March 14, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Colony Bankcorp, Inc. and Subsidiaries
Fitzgerald, Georgia

Opinion on Internal Control Over Financial Reporting

We have audited Colony Bankcorp, Inc. and Subsidiaries (the Company) internal control over financial reporting, as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Colony Bankcorp, Inc. and Subsidiaries (the "Company") as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements) and our report dated March 14, 2024 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Mauldin & Jenkins, LLC

Albany, Georgia
March 14, 2024

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2023	December 31, 2022
Assets		
Cash and due from banks	$ 25,339	$ 20,584
Interest-bearing deposits in banks and federal funds sold	57,983	60,094
Cash and cash equivalents	83,322	80,678
Investment securities available for sale, at fair value (amortized cost $455,294 and $490,206, respectively)	407,382	432,553
Investment securities held to maturity, at amortized cost (fair value $405,576 and $411,264, respectively)	449,031	465,858
Other investments	16,868	13,793
Loans held for sale	27,958	17,743
Loans, net of unearned income	1,883,470	1,737,106
Allowance for credit losses	(18,371)	`(16,128)
Loans, net	1,865,099	1,720,978
Premises and equipment	39,870	41,606
Other real estate owned	448	651
Goodwill	48,923	48,923
Other intangible assets	4,192	5,664
Bank-owned life insurance	56,925	55,504
Deferred income taxes, net	25,405	28,199
Other assets	27,999	24,420
Total assets	$ 3,053,422	$ 2,936,570
Liabilities and stockholders' equity		
Deposits:		
Noninterest-bearing	$ 498,992	$ 569,170
Interest-bearing	2,045,798	1,921,827
Total deposits	2,544,790	2,490,997
Federal Home Loan Bank advances	175,000	125,000
Other borrowed money	63,445	78,352
Other liabilities	15,252	11,953
Total liabilities	2,798,487	2,706,302
Commitments and Contingencies (Note 14)		
Stockholders' equity		
Preferred stock, stated value $1,000; 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2023 and 2022	—	—
Common stock, par value $1; 50,000,000 shares authorized, 17,564,182 and 17,598,123 shares issued and outstanding as of December 31, 2023 and 2022	17,564	17,598
Paid-in capital	168,614	167,537
Retained earnings	124,400	111,573
Accumulated other comprehensive loss, net of tax	(55,643)	(66,440)
Total stockholders' equity	254,935	230,268
Total liabilities and stockholders' equity	$ 3,053,422	$ 2,936,570

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Income

(Dollars in thousands, except per share data)		For The Years Ended December 31,		
		2023		**2022**
Interest income				
Loans, including fees	$	99,256	$	70,764
Investment securities		23,319		19,887
Deposits with other banks and short term investments		2,341		886
Total interest income		124,916		91,537
Interest expense				
Deposits		35,464		5,876
Federal funds purchased		147		54
Federal Home Loan Bank advances		6,763		2,564
Other borrowings		4,298		2,371
Total interest expense		46,672		10,865
Net interest income		78,244		80,672
Provision for credit losses		3,600		3,370
Net interest income after provision for credit losses		74,644		77,302
Noninterest income				
Service charges on deposits		8,735		7,875
Mortgage fee income		6,131		8,550
Gain on sales of SBA loans		5,063		6,216
Loss on sales of securities		—		(82)
Interchange fees		8,460		8,381
BOLI income		1,396		1,313
Insurance commissions		1,873		1,777
Other		3,976		995
Total noninterest income		35,634		35,025
Noninterest expenses				
Salaries and employee benefits		49,233		52,809
Occupancy and equipment		6,283		6,534
Information technology expense		8,553		9,947
Professional fees		3,097		3,432
Advertising and public relations		3,486		3,664
Communications		947		1,602
Other		11,466		11,487
Total noninterest expense		83,065		89,475
Income before income taxes		27,213		22,852
Income taxes		5,466		3,310
Net income	$	21,747	$	19,542
Net income per share of common stock				
Basic	$	1.24	$	1.14
Diluted	$	1.24	$	1.14
Cash dividends declared per share of common stock	$	0.44	$	0.43
Weighted average shares outstanding, basic		17,578,294		17,191,079
Weighted average shares outstanding, diluted		17,578,294		17,191,079

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)	For The Years Ended December 31,	
	2023	2022
Net income	$ 21,747	$ 19,542
Other comprehensive income (loss):		
Net unrealized gains (losses) on investment securities arising during the period	11,440	(77,080)
Tax effect	(2,403)	10,790
Reclassification adjustment for amortization of unrealized holding (gains) losses from the transfer of securities from available for sale to held to maturity	2,641	6,925
Tax effect	(555)	(970)
Realized losses on sales of securities available for sale included in net income	—	82
Tax effect	—	(11)
Unrealized losses on derivative instruments designated as cash flow hedges	(64)	—
Tax effect	14	—
Realized gains on derivative instruments recognized in net income	(349)	—
Tax effect	73	—
Total other comprehensive income (loss)	10,797	(60,263)
Comprehensive income (loss)	$ 32,544	$ (40,721)

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2021	—	$ —	13,673,898	$ 13,674	$ 111,021	$ 99,189	$ (6,177)	$ 217,707
Other comprehensive loss	—	—	—	—	—	—	(60,263)	(60,263)
Dividends on common shares	—	—	—	—	—	(7,158)	—	(7,158)
Issuance of common stock	—	—	3,848,485	3,848	55,620	—	—	59,468
Issuance of restricted stock, net of forfeitures	—	—	130,720	131	(131)	—	—	—
Tax withholding related to vesting of restricted stock	—	—	(14,980)	(15)	(216)	—	—	(231)
Repurchase of shares	—	—	(40,000)	(40)	(500)	—	—	(540)
Stock-based compensation expense, net	—	—	—	—	1,743	—	—	1,743
Net income	—	—	—	—	—	19,542	—	19,542
Balance, December 31, 2022	—	$ —	17,598,123	$ 17,598	$ 167,537	$ 111,573	$ (66,440)	$ 230,268
Other comprehensive income	—	—	—	—	—	—	10,797	10,797
Cumulative change in accounting principle for ASU 2016-13, net of tax[1]	—	—	—	—	—	(1,198)	—	(1,198)
Dividends on common shares	—	—	—	—	—	(7,722)	—	(7,722)
Issuance of restricted stock, net of forfeitures	—	—	32,351	32	(32)	—	—	—
Tax withholding related to vesting of restricted stock	—	—	(24,811)	(25)	(227)	—	—	(252)
Repurchase of shares	—	—	(41,481)	(41)	(365)	—	—	(406)
Stock-based compensation expense, net	—	—	—	—	1,701	—	—	1,701
Net income	—	—	—	—	—	21,747	—	21,747
Balance, December 31, 2023	—	$ —	17,564,182	$ 17,564	$ 168,614	$ 124,400	$ (55,643)	$ 254,935

[1] Represents the impact of the adoption of Accounting Standards Update ("ASU") No. 2016-13: CECL

See accompanying notes which are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	For The Years Ended December 31,	
	2023	2022
Cash flows from operating activities		
Net income	$ 21,747	$ 19,542
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	3,600	3,370
Depreciation, amortization and accretion	8,702	11,629
Stock-based compensation expense	1,701	1,743
Loss on sales of securities available for sale	—	82
Net change in servicing asset	(416)	(554)
Loss on sales of other real estate and repossessions	70	—
Gain on sales of premises & equipment	(205)	(62)
Gain on sales of bank owned buildings and land	(249)	—
Change in bank owned life insurance	(1,421)	(1,353)
Equity method investment (loss) income	(169)	364
Deferred tax (benefit) expense	(485)	1,130
Donation of other real estate owned	—	35
Gain on sales of SBA loans	(5,063)	(6,216)
Origination of loans held for sale	(257,753)	(317,997)
Proceeds from sales of loans held for sale	252,601	344,620
Change in other assets	(3,163)	(7,593)
Change in other liabilities	1,486	1,001
Net cash provided by operating activities	20,983	49,741
Cash flows from investing activities		
Purchases of investment securities available for sale	(3,917)	(174,219)
Proceeds from maturities, calls, and paydowns of investment securities available for sale	36,711	54,859
Proceeds from sales of investment securities available for sale	—	60,924
Proceeds from maturities, calls, and paydowns of investment securities held to maturity	19,567	11,592
Net change in loans	(148,601)	(399,871)
Purchase of premises and equipment	(3,618)	(2,895)
Proceeds from sales of other real estate and repossessions	412	—
Redemption of other investments	800	3,306
Proceeds from bank owned life insurance	—	1,008
Purchase of Federal Home Loan Bank stock	(3,706)	(3,451)
Proceeds from sales of bank owned buildings and land	3,167	—
Proceeds from sales of premises and equipment	433	519
Net cash used in investing activities	(98,752)	(448,228)
Cash flows from financing activities		
Change in noninterest-bearing customer deposits	(70,178)	16,594
Change in interest-bearing customer deposits	123,971	99,795
Dividends paid on common stock	(7,722)	(7,158)
Proceeds from Federal Home Loan Bank advances	785,000	430,000
Repayments of Federal Home Loan Bank advances	(735,000)	(357,500)
Issuance of subordinated debt, net	—	39,068
Proceeds from other borrowings	450,000	162,437
Repayments on other borrowings	(465,000)	(160,000)
Issuance of common stock, net	—	59,468
Repurchase of shares	(406)	(540)
Cash paid for tax withholding related to vesting of restricted stock	(252)	(231)
Net cash provided by financing activities	80,413	281,933
Net increase (decrease) in cash and cash equivalents	2,644	(116,554)
Cash and cash equivalents at beginning of period	80,678	197,232
Cash and cash equivalents at end of period	$ 83,322	$ 80,678
Supplemental disclosures of cash flow information		
Cash paid during the period for interest	$ 44,855	$ 10,222
Cash paid during the period for income taxes	5,209	3,836
Noncash investing and financing activities		
Transfers to other real estate	3,083	405
Change in goodwill	—	(3,984)
Carrying amount of securities AFS transferred to HTM, net of $34.0 million unrealized loss	—	510,956

See accompanying notes which are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Colony Bankcorp, Inc. and subsidiaries (the "Company") is a financial holding company headquartered in Fitzgerald, Georgia, whose primary business is presently conducted by Colony Bank, its wholly owned banking subsidiary (the "Bank"). The Company operates locations throughout Georgia and has expanded its presence in 2023 to serve Birmingham, Alabama, as well as Tallahassee and the Florida Panhandle. Through the Bank, the Company offers a broad range of banking solutions for personal and business customers. In addition to traditional banking services, the Bank provides specialized solutions including mortgage, government guaranteed lending, wealth management, and merchant services. The Company also provides an option for its customers to purchase insurance services including vehicle, home, renters and life insurance. Additionally, Colony Risk Management, Inc. is a subsidiary of the Company and is located in Las Vegas, Nevada. It is a captive insurance subsidiary which insures various liability and property damage policies for the Company and its related subsidiaries. Colony Risk Management is regulated by the State of Nevada Division of Insurance. The Company is subject to the regulations of certain state and federal agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of Colony Bankcorp, Inc. and its wholly owned subsidiaries, Colony Bank and Colony Risk Management. All significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash on hand, cash items in process of collection, amounts due from banks, interest-bearing deposits in banks and federal funds sold.

Investment Securities

The Company classifies its debt securities in one of three categories: (i) trading, (ii) held to maturity or (iii) available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other debt securities are classified as available for sale. As of the periods ended December 31, 2023 and 2022, debt securities were classified as either held to maturity or available for sale.

Available for sale securities are carried at fair value. Unrealized holding gains and losses, net of the related deferred tax effect, on available for sale securities are excluded from earnings and are reported in other comprehensive income as a separate component of shareholders' equity until realized. Held to maturity securities are carried at amortized cost. Transfers of securities between

Notes to Consolidated Financial Statements

categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of shareholders' equity. These unrealized holding gains or losses are amortized into income over the remaining life of the security as an adjustment to the yield in a manner consistent with the amortization or accretion of the original purchase premium or discount on the associated security.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the expected life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date. The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in other assets in the consolidated balance sheets. A debt security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to debt securities reversed against interest income for the years ended December 31, 2023 and 2022. Accrued interest receivable on debt securities totaled $4.3 million and $4.5 million as of December 31, 2023 and 2022, respectively.

The Company evaluates available for sale securities in an unrealized loss position to determine if credit-related impairment exists. The Company first evaluates whether it intends to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is attributable to credit or resulted from other factors. If credit-related impairment exists, the Company recognizes an allowance for credit losses ("ACL"), limited to the amount by which the fair value is less than the amortized cost basis. Any impairment not recognized through an ACL is recognized in other comprehensive income, net of tax, as a non credit-related impairment. As of December 31, 2023 and 2022, the Company had $407.4 million and $432.6 million available for sale securities, respectively, with no related allowance for credit losses.

The Company uses a systematic methodology to determine its ACL for debt securities held to maturity considering the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the portfolio. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the held to maturity portfolio. The Company monitors the held to maturity portfolio on a quarterly basis to determine whether a valuation account would need to be recorded. As of December 31, 2023 and 2022, the Company had $449.0 million and $465.9 million held to maturity securities, respectively, with no related allowance for credit losses.

Other Investments

Other investments include managed investment funds which are carried at their fair value and unrealized gains or losses are recorded through earnings as a component of noninterest income.

Federal Home Loan Bank ("FHLB") and First National Bankers Bank ("FNBB") stock are also included in other investments. These investments do not have a readily determinable market value due to restrictions placed on transferability and therefore are carried at cost.

These other investments are periodically evaluated for credit-related impairment based on ultimate recovery of par value or cost basis. Both cash and stock dividends are reported as income.

Loans Held for Sale

Mortgage and SBA loans held for sale are carried at the lower of aggregate cost or estimated fair value, as determined by outstanding commitments from third party investors in the secondary market. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of mortgage loans held for sale and realized gains and losses upon ultimate sale of the mortgage

Notes to Consolidated Financial Statements

loans held for sale are classified as mortgage fee income in the consolidated statements of income. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of SBA loans held for sale and realized gains and losses upon ultimate sale of the SBA loans held for sale are classified as gain on sale of SBA loans in the consolidated statements of income.

Servicing Rights

When mortgage and SBA loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in mortgage banking activity or gain on sale of SBA loans accordingly. Fair value is based on market prices for comparable servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing fee income, which is reported on the income statement in mortgage banking activity for serviced mortgage loans and other noninterest income for all other serviced loans, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into strata based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized for a particular stratum through a valuation allowance, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular stratum, a reduction of the valuation allowance may be recorded as an increase to income. Changes in valuation allowances related to servicing rights are reported in mortgage banking activity and other noninterest income on the income statement.

The Company's servicing rights are a result of SBA loans that are sold with servicing retained and are recorded at fair value and follow the amortization method. As of December 31, 2023 and 2022, the Company had $2.3 million and $1.9 million in servicing rights, respectively, and no related valuation allowance.

Loans

Loans are reported at their outstanding principal balances less unearned income, net of deferred fees and origination costs. Interest income is accrued on the outstanding principal balance. For all classes of loans, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due, unless the loan is well secured and in the process of collection. Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due. Loans may be placed on nonaccrual status regardless of whether such loans are considered past due. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income. Interest income on nonaccrual loans is applied against principal until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses ("ACL") – Loans

The current expected credit loss ("CECL") approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). It replaced the incurred loss approach's threshold that delayed the recognition of a credit loss until it was probable a loss event was incurred. The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit

Notes to Consolidated Financial Statements

losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the historical period used. The Company also considers future economic conditions and portfolio performance as part of a reasonable and supportable forecast period.

The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed. Accrued interest receivable is excluded from the estimate of credit losses.

Management determines the ACL balance using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit behaviors along with model judgments provide the basis for the estimation of expected credit losses. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in economic conditions, property values, or other relevant factors. For the majority of loans and leases the ACL is calculated using a discounted cash flow methodology applied at a loan level with a one-year reasonable and supportable forecast period and a two-year straight-line reversion period.

The ACL-loans is measured on a collective basis when similar risk characteristics exist. The Company has identified the following portfolio segments and calculates the ACL for each using a discounted cash flow methodology at the loan level, with loss rates, prepayment assumptions and curtailment assumptions driven by each loan's collateral type:

• Construction, land & land development - Risks common to construction, land & development loans are cost overruns, changes in market demand for property, inadequate long-term financing arrangements and declines in real estate values.

• Other commercial real estate - Loans in this category are susceptible to business failures and declines in general economic conditions, including declines in real estate value, declines in occupancy rates, and lack of suitable alternative use for the property.

• Residential real estate - Residential real estate loans are susceptible to weakening general economic conditions, increases in unemployment rates and declining real estate values.

• Commercial, financial & agricultural - Risks to this loan category include the inability to monitor the condition of the collateral, which often consists of inventory, accounts receivable and other non-real estate assets. Equipment and inventory obsolescence can also pose a risk. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

• Consumer and other - Risks common to consumer direct loans include unemployment and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Allowance for Credit Losses – Off-Balance Sheet Credit Exposures

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Notes to Consolidated Financial Statements

Management estimates expected credit losses on commitments to extend credit over the contractual period during which the Company is exposed to credit risk on the underlying commitments. The ACL on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The ACL is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to fund.

Allowance for Credit Losses – Held-to-Maturity Securities ("HTM")

Management measures current expected credit losses on HTM debt securities on a collective basis by major security type. The estimate of current expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Management classifies the HTM portfolio into the following major security types: U.S. Treasury securities, U.S. agency securities, State, county & municipal securities, and Mortgage-backed securities. Accrued interest receivable on HTM debt is excluded from the estimate of credit losses.

All of the residential and commercial mortgage-backed securities held by the Company as HTM are issued by U.S. Government agencies and government sponsored entities. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. The state and political subdivision securities are also highly rated by major rating agencies.

Allowance for Credit Losses – Available-for-Sale Securities ("AFS")

For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or whether it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an ACL is recognized in other comprehensive income. Accrued interest receivable on AFS debt securities is excluded from the estimate of credit losses.

Changes in the ACL are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the ACL when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. In general, estimated lives for buildings are up to 40 years, furniture and equipment useful lives range from five to 10 years and the lives of software and computer related equipment range from three to five years. Leasehold improvements are amortized over the life of the related lease, or the related assets, whichever is shorter. Expenditures for major improvements of the Company's premises and equipment are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When assets are sold or disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings.

Notes to Consolidated Financial Statements

Leases

The Company has entered into various operating leases for certain branch locations, ATM locations, loan production offices, and corporate support services locations. Generally, these leases have initial lease terms of 6 years or less. Many of the leases have one or more lease renewal options. The exercise of lease renewal options is at the Company's sole discretion and is considered on a case-by-case basis. Certain of our lease agreements contain early termination options. If renewal options or early termination options are determined by management to be reasonably certain, then they are included in the calculation of the operating right-of-use assets or operating lease liabilities. Certain of our lease agreements provide for periodic adjustments to rental payments for inflation. At the commencement date of the lease, the Company recognizes a lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease or the Company's incremental borrowing rate. As the majority of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The incremental borrowing rate is based on the term of the lease. At the commencement date, the company also recognizes a right-of-use asset measured at (i) the initial measurement of the lease liability; (ii) any lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) any initial direct costs incurred by the lessee. Leases with an initial term of 12 months or less are not recorded on the balance sheet. For these short-term leases, lease expense is recognized on a straight-line basis over the lease term. At December 31, 2023, the Company had no leases classified as finance leases.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Goodwill is assigned to reporting units and tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

Intangible assets consist of core deposit and customer relationship intangibles acquired in connection with a business combination. The core deposit intangible is initially recognized based on an independent valuation performed as of the acquisition date. The core deposit intangible is amortized by the straight-line method over the average remaining life of the acquired customer deposits. The customer relationship intangible is associated with the acquisition of several insurance companies during 2021. The customer intangible assets were also initially recognized based on independent valuations performed as of the acquisition date and are being amortized by the straight-line method over 10 years.

Cash Value of Bank Owned Life Insurance

The Company has purchased life insurance policies on certain officers. The life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Real Estate

Other real estate generally represents real estate acquired through foreclosure and is initially recorded at estimated fair value at the date of acquisition less the cost of disposal. Losses from the acquisition of property in full or partial satisfaction of debt are recorded as loan losses. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and valuation allowances are recorded as necessary to reduce the carrying amount to fair value less estimated cost of disposal. Routine holding costs and gains or losses upon disposition are included in foreclosed property expense.

Notes to Consolidated Financial Statements

Derivatives

The Company records cash flow hedges at the inception of a derivative contract based on management's intentions and belief as to the likely effectiveness of the hedge. Cash flow hedges represent a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. For a cash flow hedge, the gain or loss on the derivative is recorded in other comprehensive income ("OCI") and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The changes in the fair value of a derivative that is not highly effective in hedging the expected cash flows of the hedged item are recognized immediately as interest expense in the consolidated statements of income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income or noninterest expense. Cash flows from hedges are classified in the consolidated statements of cash flows in the same manner as the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged item. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative is settled or terminated, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as interest expense. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in OCI are amortized into earnings over the same periods which the hedged transactions will affect earnings.

Income Taxes

The provision for income taxes is based upon income for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes.

Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax basis. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for credit losses (use of the allowance method for financial statement purposes and the direct write-off method for tax purposes). In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with effects included in the income tax provision. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company and its subsidiary file a consolidated federal income tax return. The subsidiary pays its proportional share of federal income taxes to the Company based on its taxable income.

The Company's federal and state income tax returns for tax years 2023, 2022, 2021 and 2020 are subject to examination by the Internal Revenue Service (IRS) and the Georgia Department of Revenue, generally for three years after filing.

Notes to Consolidated Financial Statements

The Company believes that its income tax filing positions taken or expected to be taken on its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded.

Revenue Recognition

The Company's contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize. The Company's' policies for recognizing noninterest income that falls within the scope of ASC Topic 606, and include service charges on deposits, interchange fees, and insurance revenue (included with other noninterest income).

Service charges on deposits include both account maintenance fees and overdraft fees and revenue from safe deposit box rental fees and lockbox services and ATM fees. Revenue is recognized for these services either over time, corresponding with deposit accounts' monthly cycle, or at a point in time for transaction-related services and fees. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to clients' accounts. Safe deposits and lockbox service fees are recognized over time, on a monthly basis, as the Company's' performance obligation for services is satisfied. ATM fees are transaction-based fees recognized at the time the transaction is executed as that is the point at which the Company satisfies the performance obligation.

Interchange fees include debit card interchange fees. Debit card interchange fees are earned from debit card holder transactions conducted through various payment networks. Interchange fees from debit card holders transactions represent a percentage of the underlying transaction amount and are recognized daily, concurrently with the transaction processing services provided to the debit cardholder.

Other income includes insurance revenue (included in other noninterest income on the consolidated statements of income): Insurance revenue primarily consists of commissions received on insurance products sold. The commissions are recognized as revenue when the client executes an insurance policy with the insurance carrier. In some cases, the company receives payment of trailing commissions each year when the client pays its annual premium.

Earnings per Share

Basic earnings per share are computed by dividing net income allocated to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income allocated to common shareholders by the sum of the weighted-average number of shares of common stock outstanding and the effect of the issuance of potential common shares that are dilutive. Potential common shares consist of restricted shares for the years ended December 31, 2023 and 2022, and are determined using the treasury stock method. The Company has determined that its outstanding non-vested stock awards are participating securities, and all dividends on these awards are paid similar to other dividends.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, represent equity changes from economic events of the period other than transactions with owners. Such items are considered components of other comprehensive income (loss). Accounting standards codification requires the presentation in the consolidated financial statements of net income and all items of other comprehensive income as total comprehensive income (loss).

Notes to Consolidated Financial Statements

Fair Value Measures

Fair values of assets and liabilities are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments

The Company has three reportable segments, the Banking Division, the Retail Mortgage Division and the Small Business Specialty Lending Division. The Banking Division derives its revenues from the delivery of full service financial services to include commercial loans, consumer loans and deposit accounts. The Retail Mortgage Division derives its revenues from the origination, sales and servicing of one-to-four family residential mortgage loans. The Small Business Specialty Lending Division derives its revenues from origination, sales and servicing of SBA and USDA government guaranteed loans.

The Banking, Retail Mortgage and Small Business Specialty Lending Divisions are managed as separate business units because of the different products and services they provide. The Company evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers.

Reclassifications

Certain amounts, previously reported, have been reclassified to state all periods on a comparable basis and had no effect on stockholders' equity or net income.

Accounting Standards Updates

ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* as amended, was adopted by the Company on January 1, 2023, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities when management does not intend to sell or believes that it is more likely than not they will not be required to sell.

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, and off-balance sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $1.2 million, net of tax, as of January 1, 2023 for the cumulative effect of adopting ASC 326, primarily related to credit losses for unfunded commitments.

ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,* was adopted by the Company on January 1, 2023. This ASU provides guidance on eliminating the requirement for classification of and disclosures around troubled debt restructurings (TDRs). The purpose of this guidance is to eliminate unnecessary and overly-complex disclosures of

Notes to Consolidated Financial Statements

loans that are already incorporated into the allowance for credit losses and related disclosures while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Modified terms include one or a combination of the following: a reduction of the stated interest rate of the loan, an extension of the term or amortization period, a more than insignificant payment delay or principal forgiveness. As of December 31, 2023, the Company had two loans that met the requirements of this disclosure and are included in Note 3 - Loans. This ASU further requires the disclosure of current-period gross charge-offs by year of origination. Current period gross charge-offs are included in the term loan vintage table in Note 3 - Loans.

In March 2023, the FASB issued ASU 2023-02, "Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method." ASU 2023-02 expands the population of investments for which an investor may elect to apply the proportional amortization method. Under the ASU, an investor in a tax equity investment may elect the proportional amortization method for qualifying investments on a tax credit program-by-program basis. To qualify for the proportional amortization method, an investment must meet the criteria previously applicable to low income housing tax credit investments, as clarified by the ASU. The required date of adoption for ASU 2023-02 is January 1, 2024 and is not expected to have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04"). This ASU provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. It provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The updated guidance was originally effective for all entities from March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU 2022-06 which deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company has been diligent in responding to reference rate reform and does not anticipate a significant impact to its financial statements as a result.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). This ASU was issued to improve segment reporting disclosures. The amendments in this ASU improve financial reporting by requiring disclosure of incremental segment information including significant segment expenses regularly provided to the chief operating decision maker as well as the amount and composition of other segment items on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. Retrospective application is required in all prior periods unless impracticable to do so. The Company will adopt the new disclosure requirements for the annual period beginning on January 1, 2024 and interim periods beginning on January 1, 2025. The Company is currently evaluating the impact of the incremental segment information that will be required to be disclosed as well as the impact to the Segment Reporting footnote.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) Improvements to Income Tax Disclosures* ("ASU 2023-09"). This ASU was issued to enhance the transparency and decision usefulness of income tax disclosures. The ASU addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Retrospective application in all prior periods is permitted. The Company will adopt the new disclosures for the annual periods beginning on January 1, 2025. The Company is currently evaluating the impact of the incremental income taxes information that will be required to be disclosed as well as the impact to the Income Taxes footnote.

Notes to Consolidated Financial Statements

2. INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale and held-to-maturity, along with gross unrealized gains and losses are summarized as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023				
Securities Available for Sale:				
U.S. treasury securities	$ 500	$ —	$ (2)	$ 498
U.S. agency securities	4,500	—	(361)	4,139
Asset backed securities	25,035	—	(405)	24,630
State, county and municipal securities	124,524	6	(15,494)	109,036
Corporate debt securities	53,834	16	(6,460)	47,390
Mortgage-backed securities	246,901	36	(25,248)	221,689
Total	$ 455,294	$ 58	$ (47,970)	$ 407,382

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023				
Securities Held to Maturity:				
U.S. treasury securities	$ 93,306	$ —	$ (3,212)	$ 90,094
U.S. agency securities	16,282	—	(1,424)	14,858
State, county & municipal securities	136,685	356	(13,859)	123,182
Mortgage-backed securities	202,758	—	(25,316)	177,442
Total	$ 449,031	$ 356	$ (43,811)	$ 405,576

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Securities Available for Sale:				
U.S. treasury securities	$ 1,644	$ —	$ (22)	$ 1,622
U.S. agency securities	5,035	—	(450)	4,585
Asset backed securities	31,468	—	(1,480)	29,988
State, county and municipal securities	126,119	—	(21,363)	104,756
Corporate debt securities	54,741	164	(5,320)	49,585
Mortgage-backed securities	271,199	9	(29,191)	242,017
Total	$ 490,206	$ 173	$ (57,826)	$ 432,553

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Securities Held to Maturity:				
U.S. treasury securities	$ 91,615	$ —	$ (4,149)	$ 87,466
U.S. agency securities	16,409	—	(1,838)	14,571
State, county & municipal securities	136,138	32	(19,518)	116,652
Mortgage-backed securities	221,696	—	(29,121)	192,575
Total	$ 465,858	$ 32	$ (54,626)	$ 411,264

Notes to Consolidated Financial Statements

The Company elected to exclude accrued interest receivable from the amortized cost basis of available-for-sale and held-to-maturity securities disclosed throughout this note. As of December 31, 2023 and December 31, 2022, accrued interest receivable for available-for-sale and held-to-maturity securities totaled $2.4 million and $2.6 million, and $1.9 million and $1.9 million, respectively, and is included in the "other assets" line item on the Company's consolidated balance sheet.

The Company transferred certain agency-issued securities from the available-for-sale to held-to-maturity portfolio on January 1, 2022 and September 1, 2022, having a combined book value of approximately $511.0 million and a combined market value of approximately $477.0 million. As of the date of each transfer, the related pre-tax net unrecognized losses of approximately $34.0 million included in other comprehensive loss and remained in other comprehensive loss, to be amortized out of other comprehensive loss over the remaining term of the securities using the effective interest method. This transfer was completed after careful consideration of the Company's intent and ability to hold these securities to maturity. Factors used in assessing the ability to hold these securities to maturity were future liquidity needs and sources of funding. The Company has had no other transfers of securities since September 1, 2022.

Information pertaining to available-for-sale securities with gross unrealized losses at December 31, 2023 and December 31, 2022 aggregated by investment category and length of time that securities have been in a continuous unrealized loss position are summarized as follows:

(Dollars in thousands)	Less Than 12 Months Estimated Fair Value	Less Than 12 Months Unrealized Losses	12 Months or More Estimated Fair Value	12 Months or More Unrealized Losses	Total Estimated Fair Value	Total Unrealized Losses
December 31, 2023						
U.S. treasury securities	$ —	$ —	$ 498	$ (2)	$ 498	$ (2)
U.S. agency securities	—	—	4,139	(361)	4,139	(361)
Asset backed securities	6,196	(75)	17,424	(330)	23,620	(405)
State, county and municipal securities	1,033	(138)	107,443	(15,356)	108,476	(15,494)
Corporate debt securities	1,446	(105)	45,044	(6,355)	46,490	(6,460)
Mortgage-backed securities	5,921	(49)	212,876	(25,199)	218,797	(25,248)
Total debt securities	$ 14,596	$ (367)	$ 387,424	$ (47,603)	$ 402,020	$ (47,970)
December 31, 2022						
U.S. treasury securities	$ 1,377	$ (17)	$ 245	$ (5)	$ 1,622	$ (22)
U.S. agency securities	3,221	(257)	1,364	(193)	4,585	(450)
Asset backed securities	10,780	(319)	19,208	(1,161)	29,988	(1,480)
State, county and municipal securities	29,284	(3,629)	75,472	(17,734)	104,756	(21,363)
Corporate debt securities	17,258	(1,463)	30,651	(3,857)	47,909	(5,320)
Mortgage-backed securities	122,031	(7,890)	119,409	(21,301)	241,440	(29,191)
Total debt securities	$ 183,951	$ (13,575)	$ 246,349	$ (44,251)	$ 430,300	$ (57,826)

Notes to Consolidated Financial Statements

Information pertaining to held-to-maturity securities with gross unrealized losses at December 31, 2023 and December 31, 2022 aggregated by investment category and length of time that individual securities have been in a continuous loss position is summarized as follows:

	Less Than 12 Months		12 Months or More		Total	
(Dollars in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2023						
U.S. treasury securities	$ —	$ —	$ 90,094	$ (3,212)	$ 90,094	$ (3,212)
U.S. agency securities	—	—	14,858	(1,424)	14,858	(1,424)
State, county and municipal securities	1,461	(78)	103,500	(13,781)	104,961	(13,859)
Mortgage-backed securities	—	—	177,442	(25,316)	177,442	(25,316)
	$ 1,461	$ (78)	$ 385,894	$ (43,733)	$ 387,355	$ (43,811)
December 31, 2022						
U.S. treasury securities	$ —	$ —	$ 87,466	$ (4,149)	$ 87,466	$ (4,149)
U.S. agency securities	—	—	14,571	(1,838)	14,571	(1,838)
State, county and municipal securities	9,858	(1,392)	105,734	(18,126)	115,592	(19,518)
Mortgage-backed securities	13,580	(729)	178,995	(28,392)	192,575	(29,121)
	$ 23,438	$ (2,121)	$ 386,766	$ (52,505)	$ 410,204	$ (54,626)

Management evaluates available for sale securities in an unrealized loss position at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation to determine if credit-related impairment exists. Management first evaluates whether they intend to sell or more likely than not will be required to sell an impaired security before recovering its amortized cost basis. If either criteria is met, the entire amount of unrealized loss is recognized in earnings with a corresponding adjustment to the security's amortized cost basis. If either of the above criteria is not met, management evaluates whether the decline in fair value is attributable to credit or resulted from other factors. The Company does not intend to sell these investment securities at an unrealized loss position at December 31, 2023, and it is more likely than not that the Company will not be required to sell these securities prior to recovery or maturity. Based on management's review, the Company's available for sale securities have no expected credit losses and no related allowance for credit losses has been established.

The Company uses a systematic methodology to determine its ACL for debt securities held to maturity considering the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the portfolio. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the held to maturity portfolio. The Company monitors the held to maturity portfolio on a quarterly basis to determine whether a valuation account would need to be recorded. Based on management's review, the Company's held to maturity securities have no expected credit losses and no related allowance for credit losses has been established.

Notes to Consolidated Financial Statements

At December 31, 2023, there were 273 available-for-sale securities and 146 held-to-maturity securities that have unrealized losses from the Company's amortized cost basis. These securities are guaranteed by either the U.S. Government, other governments or U.S. corporations. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are due to reasons of credit quality.

The amortized cost and fair value of investment securities as of December 31, 2023, by contractual maturity, are shown hereafter. Expected maturities may differ from contractual maturities for certain investments because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This is often the case with mortgage-backed securities, which are disclosed separately in the table below.

(Dollars in thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 715	$ 713	$ 3,937	$ 3,882
Due after one year through five years	15,714	14,697	94,194	90,873
Due after five years through ten years	102,474	88,639	76,529	68,260
Due after ten years	89,490	81,644	71,613	65,119
	$ 208,393	$ 185,693	$ 246,273	$ 228,134
Mortgage-backed securities	246,901	221,689	202,758	177,442
	$ 455,294	$ 407,382	$ 449,031	$ 405,576

The Company had no sales of investment securities in 2023. For the year ended 2022, proceeds from sales of investments available for sale were $60.9 million. Gross realized gains totaled $24,000 and gross realized losses totaled $106,000 in 2022.

Investment securities having a carrying value totaling $429.9 million and $541.8 million as of December 31, 2023 and 2022, respectively, were pledged to secure public deposits and for other purposes.

The Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326), as amended on January 1, 2023 which included evaluation of expected credit losses on debt securities. As part of the Company's calculated credit losses, the allowance for credit losses on investment securities was determined to be de minimis due to the high credit quality of the portfolio, which includes securities issued or guaranteed by the U.S. Treasury, U.S. Government agencies and high quality municipalities. Therefore, no allowance for credit losses was recorded as of December 31, 2023. See Note 1 for additional details on the allowance for credit losses as it relates to the securities portfolio.

Notes to Consolidated Financial Statements

3. LOANS

The following table presents the composition of loans segregated by class of loans, as of December 31, 2023 and 2022.

	December 31,	
(Dollars in thousands)	2023	2022
Construction, land & land development	$ 247,146	$ 229,435
Other commercial real estate	974,375	975,447
Total commercial real estate	1,221,521	1,204,882
Residential real estate	356,234	290,054
Commercial, financial & agricultural(*)	242,756	223,923
Consumer and other	62,959	18,247
Total loans	$ 1,883,470	$ 1,737,106

(*) Includes $95,000 in PPP loans as of December 31, 2022.

Included in the above table are government guaranteed loans totaling $86.8 million at December 31, 2023 and $58.4 million at December 31, 2022. The following table presents the composition of government guaranteed loans segregated by class of loans for each respective period.

	December 31,	
(Dollars in thousands)	2023	2022
Construction, land & land development	$ 7,027	$ 5,888
Other commercial real estate	40,852	32,642
Total commercial real estate	47,879	38,530
Residential real estate	12,170	8,036
Commercial, financial & agricultural	26,716	11,787
Total loans	$ 86,765	$ 58,353

The Company elected to exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this note. As of December 31, 2023 and 2022, respectively, accrued interest receivable for loans totaled $8.8 million and $6.8 million and is included in the "other assets" line item on the Company's consolidated balance sheet.

Commercial, financial and agricultural loans are extended to a diverse group of businesses within the Company's market area. These loans are often underwritten based on the borrower's ability to service the debt from income from the business. Real estate construction loans often require loan funds to be advanced prior to completion of the project. Due to uncertainties inherent in estimating construction costs, changes in interest rates and other economic conditions, these loans often pose a higher risk than other types of loans. Consumer loans are originated at the bank level. These loans are generally smaller loan amounts spread across many individual borrowers to help minimize risk.

Credit Quality Indicators. As part of the ongoing monitoring of the credit quality of the loan portfolio, management tracks certain credit quality indicators including trends related to (1) the risk grade assigned to commercial and consumer loans, (2) the level of classified commercial loans, (3) net charge-offs, (4) nonperforming loans, and (5) the general economic conditions in the Company's geographic markets.

Notes to Consolidated Financial Statements

The Company uses a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 10. A description of the general characteristics of the grades is as follows:

- Grades 1, 2 and 3 - Borrowers with these assigned risk grades range from virtual absence of risk to minimal risk. Such loans may be secured by Company-issued and controlled certificates of deposit or properly margined equity securities or bonds. Other loans comprising these grades are made to companies that have been in existence for a long period of time with many years of consecutive profits and strong equity, good liquidity, excellent debt service ability and unblemished past performance, or to exceptionally strong individuals with collateral of unquestioned value that fully secures the loans. Loans in this category fall into the "pass" classification.

- Grades 4 and 5 - Loans assigned these "pass" risk grades are made to borrowers with acceptable credit quality and risk. The risk ranges from loans with no significant weaknesses in repayment capacity and collateral protection to acceptable loans with one or more risk factors considered to be more than average. These loans are also included in the "pass" classification.

- Grade 6 - This grade includes "special mention" loans on management's watch list and is intended to be used on a temporary basis for pass grade loans where risk-modifying action is intended in the short-term.

- Grades 7 and 8 - These grades includes "substandard" loans in accordance with regulatory guidelines. This category includes borrowers with well-defined weaknesses that jeopardize the payment of the debt in accordance with the agreed terms. Loans considered to be impaired are assigned grade 8, and these loans often have assigned loss allocations as part of the allowance for credit losses. Generally, loans on which interest accrual has been stopped would be included in this grade.

- Grades 9 and 10 - These grades correspond to regulatory classification definitions of "doubtful" and "loss," respectively. In practice, any loan with these grades would be for a very short period of time, and generally the Company has no loans with these assigned grades. Management manages the Company's problem loans in such a way that uncollectible loans or uncollectible portions of loans are charged off immediately with any residual, collectible amounts assigned a risk grade of 7 or 8.

Notes to Consolidated Financial Statements

The following table presents the loan portfolio segregated by class of loans and the risk category of term loans by vintage year, which is the year of origination or most recent renewal, as of December 31, 2023. Those loans with a risk grade of 1, 2, 3, 4 and 5 have been combined in the pass column for presentation purposes. There were no loans with a risk rating of "doubtful" or "loss" at December 31, 2023.

	Term Loans Amortized Cost Basis by Origination Year								
(Dollars in thousands)	2023	2022	2021	2020	2019	Prior	Revolvers	Revolvers Converted to Term Loans	Total
December 31, 2023									
Construction, land & land development									
Risk rating									
Pass	**$ 112,587**	$ 91,981	$ 27,332	$ 5,654	$ 1,000	$ 5,765	$ 605	$ 31	$ 244,955
Special Mention	**792**	—	25	—	—	29	282	—	1,128
Substandard	**—**	888	4	—	20	151	—	—	1,063
Total Construction, land & land development	**113,379**	92,869	27,361	5,654	1,020	5,945	887	31	247,146
Current period gross write offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Other commercial real estate									
Risk rating									
Pass	**61,816**	341,656	204,145	88,629	79,123	145,374	24,158	2,031	946,932
Special Mention	75	3,251	766	2,113	5,733	4,694	545	48	17,225
Substandard	**2,303**	2,615	211	—	486	4,395	208	—	10,218
Total Other commercial real estate	**64,194**	347,522	205,122	90,742	85,342	154,463	24,911	2,079	974,375
Current period gross write offs	—	—	69	—	—	—	—	—	69
Residential real estate									
Risk rating									
Pass	**78,088**	116,704	50,986	21,892	8,510	43,038	22,642	100	341,960
Special Mention	**856**	466	10	50	679	4,687	424	—	7,172
Substandard	—	1,169	384	296	272	4,735	246	—	7,102
Total Residential real estate	**78,944**	118,339	51,380	22,238	9,461	52,460	23,312	100	356,234
Current period gross write offs	**253**	492	26	—	—	—	—	—	771
Commercial, financial & agricultural									
Risk rating									
Pass	**66,820**	51,439	21,673	12,489	4,734	14,002	58,607	306	230,070
Special Mention	**4,186**	894	376	745	188	40	974	—	7,403
Substandard	**164**	1,872	1,979	190	25	165	866	22	5,283
Total Commercial, financial & agricultural	**71,170**	54,205	24,028	13,424	4,947	14,207	60,447	328	242,756
Current period gross write offs	**150**	168	408	200	9	134	—	—	1,069
Consumer and other									
Risk rating									
Pass	**53,117**	4,021	2,004	1,240	925	908	462	1	62,678
Special Mention	**79**	42	38	12	25	1	—	—	197
Substandard	**43**	20	3	5	4	9	—	—	84
Total Consumer and other	**53,239**	4,083	2,045	1,257	954	918	462	1	62,959
Current period gross write offs	9	12	10	2	—	2	—	—	35
Total Loans									
Risk rating									
Pass	**372,428**	605,801	306,140	129,904	94,292	209,087	106,474	2,469	1,826,595
Special Mention	**5,988**	4,653	1,215	2,920	6,625	9,451	2,225	48	33,125
Substandard	**2,510**	6,564	2,581	491	807	9,455	1,320	22	23,750
Total Loans	**$ 380,926**	$ 617,018	$ 309,936	$ 133,315	$101,724	$ 227,993	$ 110,019	$ 2,539	$1,883,470
Total current period gross write offs	**$ 412**	$ 672	$ 513	$ 202	$ 9	$ 136	$ —	$ —	$ 1,944

Notes to Consolidated Financial Statements

The following table presents the loan portfolio by credit quality indicator (risk grade) as of December 31, 2022. Those loans with a risk grade of 1, 2, 3, 4, and 5 have been combined in the pass column for presentation purposes. There were no loans with a risk rating of "doubtful" or "loss" at December 31, 2022.

(Dollars in thousands)	Pass	Special Mention	Substandard	Total Loans
December 31, 2022				
Construction, land & land development	$ 228,494	$ 290	$ 651	$ 229,435
Other commercial real estate	951,126	17,562	6,759	975,447
Total commercial real estate	1,179,620	17,852	7,410	1,204,882
Residential real estate	277,930	6,574	5,550	290,054
Commercial, financial & agricultural	220,908	885	2,130	223,923
Consumer and other	18,157	54	36	18,247
Total loans	$ 1,696,615	$ 25,365	$ 15,126	$ 1,737,106

A loan's risk grade is assigned at the inception of the loan and is based on the financial strength of the borrower and the type of collateral. Loan risk grades are subject to reassessment at various times throughout the year as part of the Company's ongoing loan review process. Loans with an assigned risk grade of 7 or worse and an outstanding balance of $500,000 or more are reassessed on a quarterly basis. During this reassessment process individual reserves may be identified and placed against certain loans which are not considered impaired. In assessing the overall economic condition of the markets in which it operates, the Company monitors the unemployment rates for its major service areas. The unemployment rates are reviewed on a quarterly basis as part of the allowance for credit loss determination.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due or when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provision. Loans may be placed on nonaccrual status regardless of whether such loans are considered past due.

Loans are classified as collateral-dependent when the borrower is experiencing financial difficulty, and we expect repayment to be provided substantially through the operation or sale of collateral. Our commercial loans have collateral that is comprised of real estate and business assets. Our consumer loans have collateral that is substantially comprised of residential real estate. The following table represents an age analysis of past due loans and nonaccrual loans, segregated by class of loans, as of December 31, 2023 and 2022.

(Dollars in thousands)	30-89 Days Past Due	Accruing Loans 90 Days or More Past Due	Total Accruing Loans Past Due	Nonaccrual Loans	Current Loans	Total Loans
December 31, 2023						
Construction, land & land development	$ 812	$ —	$ 812	$ 85	$ 246,249	$ 247,146
Other commercial real estate	1,796	—	1,796	4,219	968,360	974,375
Total commercial real estate	2,608	—	2,608	4,304	1,214,609	1,221,521
Residential real estate	2,503	350	2,853	3,561	349,820	356,234
Commercial, financial & agricultural	775	—	775	1,956	240,025	242,756
Consumer and other	183	20	203	18	62,738	62,959
Total loans	$ 6,069	$ 370	$ 6,439	$ 9,839	$ 1,867,192	$ 1,883,470

Notes to Consolidated Financial Statements

(Dollars in thousands)	Accruing Loans					
	30-89 Days Past Due	90 Days or More Past Due	Total Accruing Loans Past Due	Nonaccrual Loans	Current Loans	Total Loans
December 31, 2022						
Construction, land & land development	$ —	$ —	$ —	$ 149	$ 229,286	$ 229,435
Other commercial real estate	395	—	395	1,509	973,543	975,447
Total commercial real estate	395	—	395	1,658	1,202,829	1,204,882
Residential real estate	882	—	882	2,686	286,486	290,054
Commercial, financial & agricultural	476	—	476	1,341	222,106	223,923
Consumer and other	40	—	40	21	18,186	18,247
Total loans	$ 1,793	$ —	$ 1,793	$ 5,706	$ 1,729,607	$ 1,737,106

The following table is a summary of the Company's nonaccrual loans by major categories for the periods indicated.

(Dollars in thousands)	December 31, 2023			December 31, 2022
	Nonaccrual Loans with No Related ACL	Nonaccrual Loans with a Related ACL	Total Nonaccrual Loans	Nonaccrual Loans
Construction, land & land development	$ 27	$ 58	$ 85	$ 149
Other commercial real estate	2,806	1,413	4,219	1,509
Total commercial real estate	2,833	1,471	4,304	1,658
Residential real estate	725	2,836	3,561	2,686
Commercial, financial & agricultural	—	1,956	1,956	1,341
Consumer and other	—	18	18	21
Total loans	$ 3,558	$ 6,281	$ 9,839	$ 5,706

Notes to Consolidated Financial Statements

As of December 31, 2023, loans secured by 1-4 family residential properties that were in the process of foreclosure were $1.0 million and are included in the total nonaccrual loan balance above. As of December 31, 2022, there were no loans in process of foreclosure.

The following table details impaired loan data, including purchased credit impaired loans, as of December 31, 2022.

(Dollars in thousands)	Unpaid Contractual Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment
With no related allowance recorded				
Construction, land & land development	$ 40	$ 40	$ —	$ 10
Other commercial real estate	3,754	3,754	—	5,311
Residential real estate	62	62	—	570
Commercial, financial & agricultural	—	—	—	306
Consumer and other	—	—	—	1
	3,856	3,856	—	6,198
With An Allowance Recorded				
Construction, land & land development	474	474	44	177
Other commercial real estate	—	—	—	503
Residential real estate	—	—	—	588
Commercial, financial & agricultural	—	—	—	369
Consumer and other	—	—	—	—
	474	474	44	1,637
Purchase credit impaired				
Construction, land & land development	—	—	—	—
Other commercial real estate	798	798	33	760
Residential real estate	—	—	—	13
Commercial, financial & agricultural	—	—	—	—
Consumer and other	—	—	—	65
	798	798	33	838
Total				
Construction, land & land development	514	514	44	187
Other commercial real estate	4,552	4,552	33	6,574
Residential real estate	62	62	—	1,171
Commercial, financial & agricultural	—	—	—	675
Consumer and other	—	—	—	66
	$ 5,128	$ 5,128	$ 77	$ 8,673

Notes to Consolidated Financial Statements

Interest income recorded on impaired loans during the year ended December 31, 2023 was $430,000, and reflects interest income recorded on nonaccrual loans prior to them being placed on nonaccrual status. Had nonaccrual loans performed in accordance with their original contractual terms, the Company would have recognized additional interest income of approximately $3.1 million for the year ended December 31, 2023.

Interest income recorded on impaired loans during the year ended December 31, 2022 was $724,000, and reflects interest income recorded on nonaccrual loans prior to them being placed on nonaccrual status and interest income recorded on TDRs. Had nonaccrual loans performed in accordance with their original contractual terms, the Company would have recognized additional interest income of approximately $1.3 million for the year ended December 31, 2022.

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a discounted cash flow model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness on certain of its real estate loans. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. Upon the Company's determination that a modified loan, or portion of a loan, has subsequently been deemed uncollectible, the loan, or portion of the loan, is written off.

The following table presents loans modified due to a financial difficulty under the above terms during the year ended December 31, 2023.

	Loans modified due to financial difficulty		
(Dollars in thousands)	Term Extension	Term Extension and Payment Delay	Total*
Residential real estate	$ 12	$ —	$ 12
Commercial, financial & agricultural	—	10	10
Total Loans	$ 12	$ 10	$ 22

* less than .01% of total class of receivable

There was one loan in each of the above categories. The residential real estate loan had a term extension of two years. The commercial, financial & agricultural loan had a term extension of two years and was given a payment delay.

Prior to the adoption of ASU 2022-02 on January 1, 2023, the restructuring of a loan was considered a troubled debt restructuring ("TDR") if both the borrower was experiencing financial difficulties and the Company had granted a concession to the terms of the loan. Concessions may have included interest rate reductions to below market interest rates, principal forgiveness, restructured amortization schedules and other actions intended to minimize potential losses.

Notes to Consolidated Financial Statements

As discussed in Note 1 of the Notes to Consolidated Financial Statements for the year ended December 31, 2022, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, once a loan was identified as a TDR, it was accounted for as an impaired loan. The Company had no unfunded commitments to lend to a customer that had a troubled debt restructured loan as of December 31, 2022. Loans modified in a TDR were considered to be in default once the loan became 90 days past due. A TDR ceased being classified as impaired if the loan was subsequently modified at market terms and, had performed according to the modified terms for at least six months, and there had not been any prior principal forgiveness on a cumulative basis.

The Company had no loans that subsequently defaulted during the years ended December 31, 2023 and December 31, 2022.

4. ALLOWANCE FOR CREDIT LOSSES

As previously mentioned in Note 1, since the adoption of ASC 326 on January 1, 2023, the ACL for loans represents management's estimate of life of loan credit losses in the portfolio as of the end of the period. The ACL related to unfunded commitments is included in other liabilities in the consolidated balance sheet. The following table presents the balance sheet activity in the ACL by portfolio segment for loans, using the CECL methodology for the year ended December 31, 2023.

			CECL			
(Dollars in thousands)	Balance, December 31, 2022	Adoption of ASU 2016-13	Charge-offs	Recoveries	Provision for credit losses on loans	Balance, December 31, 2023
Year ended December 31, 2023						
Construction, land & land development	$ 1,959	$ 148	$ —	$ 10	$ 87	$ 2,204
Other commercial real estate	8,886	(630)	(69)	42	(1,165)	7,064
Total commercial real estate	10,845	(482)	(69)	52	(1,078)	9,268
Residential real estate	2,354	1,053	(771)	79	2,390	5,105
Commercial, financial & agricultural	2,709	(690)	(1,069)	201	959	2,110
Consumer and other	220	66	(35)	22	1,615	1,888
Total allowance for credit losses on loans	$ 16,128	$ (53)	$ (1,944)	$ 354	$ 3,886	$ 18,371

Colony used a one-year reasonable and supportable forecast period. The changes in loss rates used as the basis for the estimate of credit losses during this period were modeled using historical data from peer banks and macroeconomic forecast data obtained from a third party vendor, which were then applied to Colony's recent default experience as a starting point. As of December 31, 2023, the Company expects that the markets in which it operates will experience stable economic and unemployment conditions with the trend of delinquencies returning to more normalized levels, over the next two years. Management adjusted the historical loss experience for these expectations. No reversion adjustments were necessary, as the starting point for the Company's estimate was a cumulative loss rate covering the expected contractual term of the portfolio.

Notes to Consolidated Financial Statements

The following table details activity in the allowance for loan losses, segregated by class of loans, using the incurred loss methodology for the year ended December 31, 2022. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other loan categories and periodically may result in reallocation within the provision categories.

(Dollars in thousands)	Incurred Loss				
	Balance, December 31, 2021	Charge-offs	Recoveries	Provision	Balance, December 31, 2022
Year ended December 31, 2022					
Construction, land & land development	$ 1,127	$ —	$ 25	$ 807	$ 1,959
Other commercial real estate	7,691	(58)	85	1,168	8,886
Total commercial real estate	8,818	(58)	110	1,975	10,845
Residential real estate	1,805	(48)	50	547	2,354
Commercial, financial & agricultural	1,083	(314)	139	1,801	2,709
Consumer and other	1,204	(60)	29	(953)	220
Total allowance for loan losses	$ 12,910	$ (480)	$ 328	$ 3,370	$ 16,128

The following table represents the recorded investment in loans by portfolio segment and the balance of the allowance assigned to each segment based on the incurred loss methodology of evaluating the loans for impairment as of December 31, 2022.

(Dollars in thousands)	Construction, Land and Land Development	Other Commercial Real Estate	Residential Real Estate	Commercial, Financial and Agricultural	Consumer and Other	Total
Year ended December 31, 2022						
Period-end amount allocated to:						
Individually evaluated for impairment	$ 44	$ —	$ —	$ —	$ —	$ 44
Collectively evaluated for impairment	1,915	8,853	2,354	2,709	220	16,051
Purchase credit impaired	—	33	—	—	—	33
Ending balance	$ 1,959	$ 8,886	$ 2,354	$ 2,709	$ 220	$ 16,128
Loans:						
Loans individually evaluated for impairment	$ 514	$ 3,754	$ 62	$ —	$ —	$ 4,330
Loans collectively evaluated for impairment	228,921	970,895	289,992	223,923	18,247	1,731,978
Purchase credit impaired	—	798	—	—	—	798
Ending balance	$ 229,435	$ 975,447	$ 290,054	$ 223,923	$ 18,247	$ 1,737,106

Notes to Consolidated Financial Statements

The Company determines its individual reserves during its quarterly review of substandard loans. This process involves reviewing all loans with a risk grade of 7 or greater and an outstanding balance of $500,000 or more, regardless of the loans impairment classification.

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable. The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans. The allowance for credit losses for unfunded commitments is separately classified on the balance sheet within Other liabilities.

The following table presents the balance and activity in the allowance for credit losses for unfunded commitments for the year ended December 31, 2023.

(Dollars in thousands)	Total Allowance for Credit Losses-Unfunded Commitments
Year Ended	
Balance, December 31, 2022	$ —
Adjustment to allowance for unfunded commitments for adoption of ASU 2016-13	1,661
Change in unfunded commitments	(286)
Balance, December 31, 2023	$ 1,375

5. PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following as of December 31:

(Dollars in thousands)	2023	2022
Land	$ 11,559	$ 12,944
Building	38,567	37,718
Furniture, fixtures and equipment	20,670	19,524
Leasehold improvements	1,384	1,099
Construction in progress	182	942
Total cost	72,362	72,227
Accumulated depreciation	(32,492)	(30,621)
Total premises and equipment	$ 39,870	$ 41,606

Depreciation charged to operations totaled $2.4 million in 2023 and $2.7 million in 2022. Construction in progress consists of building and land improvements to five of the Company's bank branches and equipment improvements at three of the Company's bank branches. Costs to complete these projects is expected not to exceed $72,000.

Notes to Consolidated Financial Statements

6. OTHER REAL ESTATE OWNED

The following is a summary of the activity in other real estate owned during the years ended December 31, 2023 and 2022:

(Dollars in thousands)	2023	2022
Balance, Beginning of year	$ 651	$ 281
Loans transferred to other real estate	482	—
Sales proceeds	(3,477)	(35)
Transfer from premises and equipment	2,601	405
Net gain on sale	191	—
Ending balance	$ 448	$ 651

7. GOODWILL AND INTANGIBLE ASSETS

The following is an analysis of the core deposit intangible activity for the years ended December 31:

	2023		2022	
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Core deposit intangible	$ 7,685	$ 5,211	$ 7,685	$ 3,965
Customer relationship intangible	2,250	532	2,250	306
Total	9,935	5,743	9,935	4,271
Unamortizable intangible assets:				
Goodwill	$ 48,923		$ 48,923	

Amortization expense related to the intangible assets was $1.5 million and $1.7 million at December 31, 2023 and 2022, respectively. The estimated future amortization expense for intangible assets remaining as of December 31, 2023 is as follows:

(Dollars in thousands)	Amount
2024	$ 1,217
2025	962
2026	658
2027	453
Thereafter	902
Total	$ 4,192

8. INCOME TAXES

The income tax expense in the consolidated statements of income for the years ended December 31, 2023 and 2022 are as follows:

(Dollars in thousands)	2023	2022
Current federal expense	$ 5,837	$ 2,855
Deferred federal expense	(430)	782
Federal income tax expense	5,407	3,637
Current state expense	115	(474)
Deferred state expense	(56)	147
State income tax expense	59	(327)
Provision for income taxes	$ 5,466	$ 3,310

Notes to Consolidated Financial Statements

The Company's income tax expense differs from amounts computed by applying the federal statutory rates to income before income taxes. A reconciliation of the differences for the years ended December 31, 2023 and 2022 is as follows:

(Dollars in thousands)	2023	2022
Tax at federal income tax rate	$ 5,715	$ 4,799
Change resulting from:		
State taxes	47	(258)
Tax-exempt interest	(238)	(541)
Income in cash value of bank owned life insurance	(293)	(329)
Tax-exempt insurance premiums	(192)	(248)
Other	427	(113)
Provision for income taxes	$ 5,466	$ 3,310

The components of deferred income taxes for the years ended December 31, 2023 and 2022 are as follows:

(Dollars in thousands)	2023	2022
Deferred tax assets		
Allowance for credit losses	$ 4,675	$ 4,108
Lease liability	465	483
Net operating loss carryforwards	2,223	3,160
Tax credit carryforwards	469	501
Deferred compensation	278	282
Unrealized loss on securities available for sale	18,903	22,703
Restricted stock	251	308
Investment in partnerships	186	195
Unrealized loss on hedging investments	111	—
Nonaccrual interest	521	50
Allowance for unfunded commitments	350	—
Other	113	—
Gross deferred tax assets	28,545	31,790
Deferred tax liabilities		
Premises and equipment	559	707
Right of use lease asset	402	467
Purchase accounting adjustments	1,831	1,779
Core deposit intangible	348	638
Gross deferred tax liabilities	3,140	3,591
Net deferred tax assets	$ 25,405	$ 28,199

9. DEPOSITS

The aggregate amount of overdrawn deposit accounts reclassified as loan balances totaled $662,000 and $612,000 as of December 31, 2023 and 2022, respectively.

Components of interest-bearing deposits as of December 31 are as follows:

(Dollars in thousands)	2023	2022
Interest-bearing demand	$ 759,299	$ 831,152
Savings and money market deposits	660,311	617,135
Time, $250,000 and over	167,680	114,780
Other time	458,508	358,760
Total interest-bearing deposits	$ 2,045,798	$ 1,921,827

Notes to Consolidated Financial Statements

We had $93.6 million and $50.8 million in brokered deposits at December 31, 2023 and 2022, respectively. We use brokered deposits, subject to certain limitations and requirements, as a source of funding to support our asset growth and augment the deposits generated from our branch network, which are our principal source of funding. Our level of brokered deposits varies from time to time depending on competitive interest rate conditions and other factors, and tends to increase as a percentage of total deposits when the brokered deposits are less costly than issuing internet certificates of deposit or borrowing from the FHLB.

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $250,000 was $167.7 million and $114.8 million as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	Amount
Year ending December 31	
2024	$ 548,834
2025	60,154
2026	7,737
2027	4,964
2028	4,231
Thereafter	268
Total time deposits	$ 626,188

10. DERIVATIVES

As part of its asset liability management activities, the Company may enter into interest rate swaps to help manage its interest rate risk position and mitigate exposure to the variability of future cash flows or other forecasted transactions. The Company entered into two interest rate swaps during the second quarter of 2023, to hedge the variability of cash flows due to changes in the benchmark SOFR interest rate risk for its short-term funding over the term of these cash flow hedges.

The notional amount of an interest rate swap does not represent the amount exchanged by the parties. The exchange of cash flows is determined by reference to the notional amount and the other terms of the interest rate swap agreements.

On June 23, 2023, the Company entered into a five-year interest rate swap with a notional amount totaling $25.0 million. On June 26, 2023 the Company entered into a three-year interest rate swap with a notional amount totaling $25.0 million. Both of the swaps were designated as cash flow hedges of certain variable rate liabilities.

The derivatives are recorded in other liabilities on the Company's balance sheet and has a value of $438,000 as of December 31, 2023.

Gains were recorded on the swap transactions, which totaled $349,000 for the year ended December 31, 2023, as a component of interest expense in the consolidated statements of income. Amounts reported in accumulated OCI related to swaps are reclassified to interest expense as interest payments are made on the Bank's variable rate liabilities.

The following table presents the amounts recorded in the consolidated statements of income and the consolidated statements of comprehensive income relating to the interest rate swaps for the year ended December 31, 2023.

(Dollars in thousands)	Year ending December 31, 2023
Amount of loss recognized in OCI	$ 326
Amount of gain reclassified from OCI to interest expense	$ 349

Notes to Consolidated Financial Statements

11. BORROWINGS

The following table presents information regarding the Company's outstanding borrowings at December 31, 2023:

(Dollars in thousands)

Description	Maturity Date	Amount	Interest Rate
FHLB Advances	December 22, 2027	$ 15,000	4.00%
FHLB Advances	January 28, 2028	20,000	3.87%
FHLB Advances	February 15, 2028	20,000	3.83%
FHLB Advances	April 5, 2028	25,000	3.69%
FHLB Advances	April 6, 2026	25,000	3.90%
FHLB Advances	September 30, 2024	20,000	5.57%
FHLB Advances	March 25, 2024	25,000	5.51%
FHLB Advances	March 26, 2024	25,000	5.51%
Subordinated notes	May 20, 2032	39,216	5.25%
Subordinated debentures	(1)	24,229	(1)
Total borrowings		$ 238,445	

(1) See individual maturity dates and interest rates in table below.

The following table presents information regarding the Company's outstanding borrowings at December 31, 2022:

(Dollars in thousands)

Description	Maturity Date	Amount	Interest Rate
FHLB Advances	March 21, 2028	$ 5,000	2.67%
FHLB Advances	January 5, 2023	20,000	4.18%
FHLB Advances	January 9, 2023	20,000	4.15%
FHLB Advances	March 8, 2023	10,000	4.65%
FHLB Advances	January 17, 2023	20,000	4.15%
FHLB Advances	January 20, 2023	15,000	4.23%
FHLB Advances	December 22, 2027	15,000	4.00%
FHLB Advances	January 30, 2023	20,000	4.23%
FRB Discount Window	January 5, 2023	15,000	4.10%
Subordinated notes	May 20, 2032	39,123	5.25%
Subordinated debentures	(1)	24,229	(1)
Total borrowings		$ 203,352	

(1) See individual maturity dates and interest rates in table below.

As collateral on the outstanding FHLB advances, the Company has provided a blanket lien on its portfolio of qualifying residential first mortgage loans, commercial loans, farmland loans, multifamily loans and HELOC loans, as well as U.S. Treasury and Agency securities. At December 31, 2023 and 2022, the lendable collateral value of those loans and securities pledged was $235.2 million and $150.0 million, respectively. At December 31, 2023, the Company had remaining credit availability from the FHLB of $596.2 million. At December 31, 2022, the Company had remaining credit availability from the FHLB of $574.9 million. The Company may be required to pledge additional qualifying collateral in order to utilize the full amount of the remaining credit line.

At December 31, 2023 and 2022, the Company also has available federal funds lines of credit with various financial institutions totaling $64.5 million, of which there were none outstanding at December 31, 2023 and 2022.

Notes to Consolidated Financial Statements

The Company has the ability to borrow funds from the Federal Reserve Bank (FRB) of Atlanta utilizing the discount window. The discount window is an instrument of monetary policy that allows eligible institutions to borrow money from the FRB on a short-term basis to meet temporary liquidity shortages caused by internal or external disruptions. The Company had borrowing capacity available under this arrangement, with none outstanding at December 31, 2023 and 2022. The Company could be required to pledge certain available-for-sale investment securities as collateral under this agreement.

The Company also has the ability to participate in the FRB Term Funding Program, a new form of one-year emergency funding, with an available line of $100.0 million. The Company would be required to purchase Treasury securities or other debt obligations. The Company has not utilized this source of funding as of December 31, 2023.

On May 20, 2022, the Company completed a private placement of $40.0 million in fixed-to-floating rate subordinated notes due 2032 (the "Notes"). The Notes will bear a fixed rate of 5.25% for the first five years and will reset quarterly thereafter to then current three-month Secured Overnight Financing Rate, as published by the Federal Reserve Bank of New York, plus 265 basis points for the five year floating term. The Company is entitled to redeem the Notes, in whole or in part, on any interest payment date on or after May 20, 2027, or at any time, in whole but not in part, upon certain other specified events. At December 31, 2023, $39.2 million of the Notes, net of debt issuance costs were outstanding. The notes are recorded as other borrowings on the consolidated balance sheets and, subject to certain limitations, qualify as Tier 2 Capital for regulatory capital purposes.

Subordinated Debentures (Trust Preferred Securities)

During the second quarter of 2004, the Company formed Colony Bankcorp Statutory Trust III for the sole purpose of issuing $4,500,000 in Trust Preferred Securities through a pool sponsored by FTN Financial Capital Market. The securities have a maturity of thirty years and are redeemable after five years with certain exceptions.

During the second quarter of 2006, the Company formed Colony Bankcorp Capital Trust I for the sole purpose of issuing $5,000,000 in Trust Preferred Securities through a pool sponsored by Truist Capital Markets. The securities have a maturity of thirty years and are redeemable after five years with certain exceptions.

During the first quarter of 2007, the Company formed Colony Bankcorp Capital Trust II for the sole purpose of issuing $9,000,000 in Trust Preferred Securities through a pool sponsored by Trapeza Capital Management, LLC. The securities have a maturity of thirty years and are redeemable after five years with certain exceptions. Proceeds from this issuance were used to pay off trust preferred securities issued on March 26, 2002 through Colony Bankcorp Statutory Trust I.

During the third quarter of 2007, the Company formed Colony Bankcorp Capital Trust III for the sole purpose of issuing $5,000,000 in Trust Preferred Securities through a pool sponsored by Trapeza Capital Management, LLC. The securities have a maturity of thirty years and are redeemable after five years with certain exceptions. Proceeds from this issuance were used to pay off trust preferred securities issued on December 19, 2002 through Colony Bankcorp Statutory Trust II.

The Company is not in default of any outstanding Trust Preferred Securities as of December 31, 2023.

The following table presents the information regarding the Company's subordinated debentures at December 31, 2023 and 2022. All subordinated debentures are at benchmark rates based on SOFR at December 31, 2023.

(Dollars in thousands) Description	Date	Amount	Added Points	Maturity	5-Year Call Option
Colony Bankcorp Statutory Trust III	June 16, 2004	$ 4,640	2.68%	June 17, 2034	June 17, 2009
Colony Bankcorp Capital Trust I	April 13, 2006	5,155	1.50%	June 30, 2036	April 13, 2011
Colony Bankcorp Capital Trust II	March 12, 2007	9,279	1.65%	March 30, 2037	March 12, 2012
Colony Bankcorp Capital Trust III	September 14, 2007	5,155	1.40%	October 30, 2037	September 14, 2012

Notes to Consolidated Financial Statements

The Trust Preferred Securities are recorded as subordinated debentures on the consolidated balance sheets and, subject to certain limitations, qualify as Tier 1 Capital for regulatory capital purposes. The proceeds from these offerings were used to fund certain acquisitions, pay off holding company debt and inject capital into the Bank subsidiary. The Trust Preferred Securities pay interest quarterly.

12. LEASES

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU No. 2016-2 and all subsequent ASUs that modified this topic (collectively referred to as "Topic 842"). For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee.

Substantially all of the leases in which the Company is the lessee are comprised of real estate for branches and office space with terms extending through 2028. All of our leases are classified as operating leases, and therefore, were previously not recognized on the Company's consolidated balance sheet. With the adoption of Topic 842, operating lease arrangements are required to be recognized on the consolidated balance sheet as a right-of-use ("ROU") asset and a corresponding lease liability.

The following table represents the consolidated balance sheet classification of the Company's ROU assets and liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated balance sheet.

(Dollars in thousands)	Classification	December 31, 2023	December 31, 2022
Assets			
Operating lease right-of-use assets	**Other assets**	$ 1,579	$1,834
Liabilities			
Operating lease liabilities	**Other liabilities**	$ 1,829	$1,895

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments and lease incentive payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

For the year ended December 31, 2023 and 2022, operating lease cost was $626,000 and $615,000, respectively.

As of December 31, 2023, the weighted average remaining lease term was 3.89 years and the weighted average discount rate was 4.31%.

Notes to Consolidated Financial Statements

The following table represents the future maturities of the Company's operating lease liabilities and other lease information.

(Dollars in thousands)	Lease Liability
Year	
2024	$ 642
2025	596
2026	360
2027	297
2028	72
Total Lease Payments	1,967
Less: Interest	(138)
Present Value of Lease Liabilities	$ 1,829

(Dollars in thousands)	December 31, 2023	December 31, 2022
Supplemental lease information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases (cash payments)	$ 645	$ 549
Operating lease right-of-use assets obtained in exchange for leases entered into during the period	500	1,750

13. COMPENSATION PLANS

The Company offers a defined contribution 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees who meet certain age and service requirements. The Plan allows employees to make voluntary pre-tax salary deferrals to the Plan. The Company, at its discretion, may elect to make an annual contribution to the Plan equal to a percentage of each participating employee's salary. Such discretionary contributions must be approved by the Company's board of directors. Employees are fully vested in the Company contributions after six years of service. In 2023 and 2022, the Company made total contributions of $1.9 million and $1.9 million to the Plan, respectively.

Colony Bank, the wholly-owned subsidiary, has deferred compensation plans covering certain former directors and certain officers choosing to participate through individual deferred compensation contracts. In accordance with terms of the contracts, the Bank is committed to pay the participant's deferred compensation over a specified number of years, beginning at age 65. In the event of a participant's death before age 65, payments are made to the participant's named beneficiary over a specified number of years, beginning on the first day of the month following the death of the participant.

Liabilities accrued under the plans totaled $1.1 million and $1.1 million as of December 31, 2023 and 2022, respectively. Benefits accrued monthly under the contracts totaled $32,000 in 2023 and $39,000 in 2022. Payments were $140,000 in 2023 and $151,000 in 2022.

The Company has purchased life insurance policies on the plans' participants and uses the cash flow from these policies to partially fund the plan. There was no fee income recognized in 2023 and 2022.

The Company awards restricted shares of the Company's common stock to various bank employees with a grant price equal to the market price of the Company's common stock on the grant date. The restricted shares vest in equal installments over three years, subject to continued service through each applicable vesting date, or earlier upon the occurrence of a change in control. With the restricted stock, there will be no cash consideration to the Company for the shares. The employees will have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested.

Notes to Consolidated Financial Statements

The following table presents the outstanding balance for restricted stock awards as of December 31, 2023 and 2022.

	Quantity	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2021	187,300	17.93
Granted	139,720	16.11
Vested	(71,154)	17.93
Forfeited	(9,000)	17.36
Outstanding at December 31, 2022	246,866	16.92
Granted	55,210	9.67
Vested	(103,224)	17.12
Forfeited	(22,859)	16.29
Outstanding at December 31, 2023	**175,993**	**14.67**

Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period. Compensation expense recognized for the years ended December 31, 2023 and 2022 was $1.7 million and $1.7 million, respectively. Total compensation expense unrecognized for the restricted shares granted for the year ended December 31, 2023 was $1.6 million, which is expected to be recognized over a weighted average period of 1.4 years.

14. COMMITMENTS AND CONTINGENCIES

Credit-related financial instruments. The Company is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2023 and 2022, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
(Dollars in thousands)	2023	2022
Commitments to extend credit	$ 362,878	$ 379,997
Standby letters of credit	5,656	3,333

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Notes to Consolidated Financial Statements

Standby and performance letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Legal Contingencies. In the ordinary course of business, there are various legal proceedings pending against Colony and its subsidiaries. The aggregate liabilities, if any, arising from such proceedings would not, in the opinion of management, have a material adverse effect on Colony's consolidated financial position.

15. RELATED PARTY TRANSACTIONS

The following table reflects the activity and aggregate balance of direct and indirect loans to directors, executive officers or principal holders of equity securities of the Company. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectability. A summary of activity of related party loans is shown below:

(Dollars in thousands)	2023		2022	
Balance, beginning	$	3,443	$	7,732
New loans		4,095		1,182
Repayments		(1,146)		(5,471)
Transactions due to changes in directors		(285)		—
Balance, ending	$	6,107	$	3,443

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Generally accepted accounting standards in the U.S. require disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Colony Bancorp, Inc. and subsidiaries financial instruments are detailed hereafter. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Generally accepted accounting principles related to Fair Value Measurements define fair value, establish a framework for measuring fair value, establish a three-level valuation hierarchy for disclosure of fair value measurement and enhance disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to the valuation methodology are unobservable and represent the Company's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Notes to Consolidated Financial Statements

The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and short-term investments – For cash, due from banks, bank-owned deposits and federal funds sold, the carrying amount is a reasonable estimate of fair value and is classified Level 1.

Investment securities – Fair values for investment securities are based on quoted market prices where available and classified as Level 1. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments and classified as Level 2. If a comparable is not available, the investment securities are classified as Level 3.

Other investments, at cost – The fair value of other bank stock approximates carrying value and is classified as Level 2. Fair values for investment funds are based on quoted market prices where available and classified as Level 1. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments and classified as Level 2. If a comparable is not available, the investment securities are classified as Level 3.

Loans held for sale – The fair value of loans held for sale is determined on outstanding commitments from third party investors in the secondary markets and is classified within Level 2 of the valuation hierarchy.

Loans, net – The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Loans are classified as Level 3.

Derivative instruments – The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The interest rate swaps are classified as Level 2.

Deposit liabilities – The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date and is classified as Level 1. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities and is classified as Level 2.

Federal Home Loan Bank advances – The fair value of Federal Home Loan Bank advances is estimated by discounting the future cash flows using the current rates at which similar advances would be obtained. Federal Home Loan Bank advances are classified as Level 2.

Other borrowings – The fair value of other borrowings is calculated by discounting contractual cash flows using an estimated interest rate based on current rates available to the Company for debt of similar remaining maturities and collateral terms. Other borrowings is classified as Level 2 due to their expected maturities.

Disclosures of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis, are required in the financial statements.

Notes to Consolidated Financial Statements

The carrying amount, estimated fair values, and placement in the fair value hierarchy of the Company's financial instruments are as follows:

(Dollars in thousands)	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
December 31, 2023					
Assets					
Cash and short-term investments	$ 83,322	$ 83,322	$ 83,322	$ —	$ —
Investment securities available for sale	407,382	407,382	—	396,568	10,814
Investment securities held to maturity	449,031	405,576	—	405,576	—
Other investments	16,868	16,868	—	16,868	—
Loans held for sale	27,958	27,958	—	27,958	—
Loans, net	1,865,099	1,699,870	—	—	1,699,870
Liabilities					
Deposits	2,544,790	2,538,477	—	2,538,477	—
Federal Home Loan Bank advances	175,000	176,022	—	176,022	—
Other borrowed money	63,445	51,056	—	51,056	—
Derivative instruments	438	438	—	438	—
December 31, 2022					
Assets					
Cash and short-term investments	$ 80,678	$ 80,678	$ 80,678	$ —	$ —
Investment securities available for sale	432,553	432,553	—	416,957	15,596
Investment securities held to maturity	465,858	411,264	—	411,264	—
Other investments	13,793	13,793	—	13,003	790
Loans held for sale	17,743	17,743	—	17,743	—
Loans, net	1,720,978	1,469,707	—	—	1,469,707
Liabilities					
Deposits	2,490,997	2,489,481	—	2,489,481	—
Federal Home Loan Bank advances	125,000	125,163	—	125,163	—
Other borrowed money	78,352	69,930	—	69,930	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring and nonrecurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Notes to Consolidated Financial Statements

Securities – Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. When measuring fair value, the valuation techniques available under the market approach, income approach and/or cost approach are used. The Company's evaluations are based on market data and the Company employs combinations of these approaches for its valuation methods depending on the asset class.

Collateral Dependent Impaired Loans – Impaired loans are those loans which the Company has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Other Real Estate Owned – Other real estate owned assets are adjusted to fair value less estimated selling costs upon transfer of the loans to other real estate owned. Typically, an external, third-party appraisal is performed on the collateral upon transfer into the other real estate owned account to determine the asset's fair value. Subsequent adjustments to the collateral's value may be based upon either updated third-party appraisals or management's knowledge of the collateral and the current real estate market conditions. Appraised amounts used in determining the asset's fair value, whether internally or externally prepared, are discounted 10 percent to account for selling and marketing costs. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a level 3 classification of the inputs for determining fair value. Because of the high degree of judgment required in estimating the fair value of other real estate owned assets and because of the relationship between fair value and general economic conditions, we consider the fair value of other real estate owned assets to be highly sensitive to changes in market conditions.

Assets Measured at Fair Value on a Recurring and Nonrecurring Basis – The following table presents the recorded amount of the Company's assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2023 and 2022, aggregated by the level in the fair value hierarchy within which those measurements fall. The table below includes collateral dependent loans and other real estate properties at December 31, 2023 and 2022. Those collateral dependent loans and other real estate properties are shown net of the related specific reserves and valuation allowances.

| | | Fair Value Measurements at Reporting Date Using | | |
(Dollars in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023				
Nonrecurring				
Collateral dependent loans	$ 1,410	$ —	$ —	$ 1,410
Other real estate	$ 448	$ —	$ —	$ 448
December 31, 2022				
Nonrecurring				
Collateral dependent loans	$ 521	$ —	$ —	$ 521
Other real estate	$ 651	$ —	$ —	$ 651

Notes to Consolidated Financial Statements

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The following tables present quantitative information about the significant unobservable inputs used in the fair value measurements for assets in level 3 of the fair value hierarchy measured on a nonrecurring basis at December 31, 2023 and 2022. These tables are comprised primarily of collateral dependent impaired loans and other real estate owned:

(Dollars in thousands)	December 31, 2023	Valuation Techniques	Unobservable Inputs	Range Weighted Avg
Collateral dependent loans	$ 1,410	Appraised Value	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	25%-50%
Other Real Estate	$ 448	Appraised Value/ Comparable Sales	Discounts to reflect current market conditions and estimated costs to sell	0%-20%

(Dollars in thousands)	December 31, 2022	Valuation Techniques	Unobservable Inputs	Range Weighted Avg
Collateral dependent loans	$ 521	Appraised Value	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	25%-50%
Other Real Estate	$ 651	Appraised Value/ Comparable Sales	Discounts to reflect current market conditions and estimated costs to sell	0%-20%

The following tables present quantitative information about recurring level 3 fair value measurements as of December 31, 2023 and 2022.

	December 31, 2023			
(Dollars in thousands)	Fair Value	Valuation Techniques	Unobservable Inputs	Range Weighted Avg
Available for sale securities	$ 10,814	Discounted Cash Flow	Discount Rate or Yield	N/A*

	December 31, 2022			
(Dollars in thousands)	Fair Value	Valuation Techniques	Unobservable Inputs	Range Weighted Avg
Available for sale securities	$ 15,596	Discounted Cash Flow	Discount Rate or Yield	N/A*
Other investments	$ 790	Discounted Cash Flow	Discount Rate or Yield	N/A*

* The Company relies on a third-party pricing service to value its securities. The details of the unobservable inputs and other adjustments used by the third-party pricing service were not readily available to the Company.

Notes to Consolidated Financial Statements

The following table presents a reconciliation and statement of income classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2023 and 2022:

(Dollars in thousands)	Available for Sale Securities 2023	Available for Sale Securities 2022	Other Investments 2023	Other Investments 2022
Beginning balance	$ 15,596	$ —	$ 790	$ 4,255
Additions	—	—	—	—
Redemptions	(2,733)	—	(800)	(3,306)
Total unrealized/realized gains (losses) included in earnings	(270)	—	10	(159)
Transfers between levels	(1,779)	15,596	—	—
Ending balance	$ 10,814	$ 15,596	$ —	$ 790

The Company's policy is to recognize transfers in and transfers out of levels 1, 2 and 3 as of the end of a reporting period. There were $1.8 million in transfers between levels for the period ended December 31, 2023 and $15.6 million in transfers for the period ended December 31, 2022.

17. REGULATORY CAPITAL MATTERS

The amount of dividends payable to the parent company from the subsidiary bank is limited by various banking regulatory agencies. Upon approval by regulatory authorities, the Bank may pay cash dividends to the parent company in excess of regulatory limitations.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 2023, the interim final Basel III rules (Basel III) require the Company to also maintain minimum amounts and ratios of common equity Tier 1 capital to risk weighted assets. These amounts and ratios as defined in regulations are presented hereafter. Management believes, as of December 31, 2023, the Company meets all capital adequacy requirements to which it is subject under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution's category.

The Basel III rules also require the Company to maintain a capital conservation buffer comprised of common equity Tier 1 capital. The capital conservation buffer is 2.5 percent of risk-weighted assets.

Notes to Consolidated Financial Statements

The following table summarizes regulatory capital information as of December 31, 2023 and December 31, 2022 on a consolidated basis and for the subsidiary, as defined. Regulatory capital ratios for December 31, 2023 and 2022 were calculated in accordance with the Basel III rules.

(Dollars in thousands)	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	To Be Well Capitalized Under Prompt Corrective Action Provisions Ratio
As of December 31, 2023						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 337,159	15.47%	$ 174,355	8.00%	$ 217,944	10.00%
Colony Bank	300,497	13.85	173,572	8.00	216,965	10.00
Tier I Capital to Risk-Weighted Assets						
Consolidated	278,196	12.77	130,711	6.00	174,281	8.00
Colony Bank	280,751	12.94	130,178	6.00	173,571	8.00
Common Equity Tier 1 Capital to Risk-Weighted Assets						
Consolidated	253,967	11.66	98,015	4.50	141,577	6.50
Colony Bank	280,751	12.94	97,634	4.50	141,026	6.50
Tier I Capital to Average Assets						
Consolidated	278,196	9.17	121,350	4.00	151,688	5.00
Colony Bank	280,751	9.28	121,013	4.00	151,267	5.00
As of December 31, 2022						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 318,250	15.11%	$ 168,498	8.00%	N/A	N/A
Colony Bank	272,812	12.99	168,014	8.00	$ 210,017	10.00%
Tier I Capital to Risk-Weighted Assets						
Consolidated	262,999	12.49	126,341	6.00	N/A	N/A
Colony Bank	256,684	12.22	126,031	6.00	168,042	8.00
Common Equity Tier 1 Capital to Risk-Weighted Assets						
Consolidated	238,770	11.34	94,750	4.50	N/A	N/A
Colony Bank	256,684	12.22	94,524	4.50	136,534	6.50
Tier I Capital to Average Assets						
Consolidated	262,999	9.17	114,721	4.00	N/A	N/A
Colony Bank	256,684	8.97	114,463	4.00	143,079	5.00

Notes to Consolidated Financial Statements

18. FINANCIAL INFORMATION OF COLONY BANKCORP, INC. (PARENT ONLY)

The parent company's balance sheets as of December 31, 2023 and 2022 and the related statements of operations and comprehensive income (loss) and cash flows for each of the years in the two-year period then ended are as follows:

Balance Sheets

		December 31,		
(Dollars in thousands)		2023		2022
Assets				
Cash	$	29,057	$	40,361
Investment in subsidiaries		283,968		249,868
Other		6,413		5,115
Total Assets	$	319,438	$	295,344
Liabilities and stockholders' equity				
Liabilities				
Other	$	1,058	$	1,724
Subordinated notes		39,216		39,123
Subordinated debentures		24,229		24,229
Total Liabilities		64,503		65,076
Stockholders' equity				
Stockholders' Equity				
Common stock, par value $1.00; 50,000,000 shares authorized, 17,564,182 and 17,598,123 shares issued and outstanding as of December 31, 2023 and 2022, respectively		17,564		17,598
Paid-in capital		168,614		167,537
Retained earnings		124,400		111,573
Accumulated other comprehensive loss, net of tax		(55,643)		(66,440)
Total Stockholder's Equity		254,935		230,268
Total Liabilities and Stockholders' Equity	$	319,438	$	295,344

Notes to Consolidated Financial Statements

Statements of Income

(Dollars in thousands)	For The Years Ended December 31,			
	2023		2022	
Income				
Interest on deposits with banks	$	3	$	—
Dividends from subsidiaries		1,055		10,295
Other		138		22
Total income		1,196		10,317
Expenses				
Interest		3,920		2,299
Salaries and employee benefits		457		457
Other		254		450
Total expenses		4,631		3,206
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries		(3,435)		7,111
Income tax benefit		(680)		(914)
Income (loss) before equity in undistributed earnings of subsidiaries		(2,755)		8,025
Equity in undistributed earnings of subsidiaries		24,502		11,517
Net income	$	21,747	$	19,542

Statements of Cash Flows

(Dollars in thousands)	For The Years Ended December 31,			
	2023		2022	
Cash flows from operating activities				
Net income	$	21,747	$	19,542
Adjustments to reconcile net income to net cash provided by operating activities:				
Stock-based compensation expense		1,701		1,743
Equity in undistributed earnings of subsidiaries		(24,502)		(11,517)
Amortization of debt issuance costs		93		55
Change in deferred taxes		—		(2,125)
Change in interest payable		14		45
Other		(1,977)		215
Net cash (used in) provided by operating activities		(2,924)		7,958
Cash flows from investing activities				
Capital injection into Bank subsidiary		—		(53,000)
Net cash used in investing activities		—		(53,000)
Cash flows from financing activities				
Net increase (decrease) in other borrowed money		—		26,560
Issuance of common stock		—		59,468
Cash paid for tax withholding related to vesting of restricted stock		(252)		(231)
Repurchase of shares		(406)		(540)
Dividends paid on common stock		(7,722)		(7,158)
Net cash (used in) provided by financing activities		(8,380)		78,099
Net increase (decrease) in cash and cash equivalents		(11,304)		33,057
Cash and cash equivalents at beginning of period		40,361		7,304
Cash and cash equivalents at end of period	$	29,057	$	40,361

Notes to Consolidated Financial Statements

19. EARNINGS PER SHARE

The following table presents earnings per share for the years ended December 31, 2023 and 2022:

(Dollars in thousands, except per share amounts)	2023	2022
Numerator		
Net income available to common stockholders	$ 21,747	$ 19,542
Denominator		
Weighted average number of common shares outstanding for basic earnings per common share	17,578,294	17,191,079
Weighted average number of common shares outstanding for diluted earnings per common share	17,578,294	17,191,079
Earnings per share - basic	$ 1.24	$ 1.14
Earnings per share - diluted	$ 1.24	$ 1.14

20. SEGMENT INFORMATION

The Company's operating segments include banking, mortgage banking and small business specialty lending division. The reportable segments are determined by the products and services offered, and internal reporting. The Bank segment derives its revenues from the delivery of full-service financial services, including retail and commercial banking services and deposit accounts. The Mortgage Banking segment derives its revenues from the origination and sales of residential mortgage loans held for sale. The Small Business Specialty Lending Division segment derives its revenue from the origination, sales and servicing of Small Business Administration loans and other government guaranteed loans. Segment performance is evaluated using net interest income and noninterest income. Income taxes are allocated based on income before income taxes, and indirect expenses (includes management fees) are allocated based on various internal factors for each segment. Transactions among segments are made at fair value. The following tables present information reported internally for performance assessment as of December 31, 2023 and 2022:

(Dollars in thousands)	December 31, 2023			
	Bank	Mortgage Banking	Small Business Specialty Lending Division	Totals
Net Interest Income	$ 75,464	$ 109	$ 2,671	$ 78,244
Provision for Loan Losses	2,225	—	1,375	3,600
Noninterest Income	22,576	6,223	6,835	35,634
Noninterest Expenses	68,734	6,926	7,405	83,065
Income Taxes	5,454	(117)	129	5,466
Net income/(loss)	$ 21,627	$ (477)	$ 597	$ 21,747
Total assets	$ 2,956,121	$ 7,890	$ 89,411	$ 3,053,422
Full Time Employees	378	42	33	453

(Dollars in thousands)	December 31, 2022			
	Bank	Mortgage Banking	Small Business Specialty Lending Division	Totals
Net interest income	$ 79,240	$ 102	$ 1,330	$ 80,672
Provision for loan losses	3,370	—	—	3,370
Noninterest income	18,035	9,630	7,360	35,025
Noninterest expenses	72,781	9,735	6,959	89,475
Income taxes	3,010	98	202	3,310
Net income/(loss)	$ 18,114	$ (101)	$ 1,529	$ 19,542
Total assets	$ 2,857,893	$ 18,221	$ 60,456	$ 2,936,570
Full time employees	427	65	30	522

Market and Dividend Information

The common shares of Colony Bankcorp are listed on the NASDAQ Global Market under the symbol CBAN. As of March 12, 2024, there were 17,558,611 shares of our common stock outstanding held by 980 holders of record.

The following table sets forth the high and low common stock prices and cash dividends paid to public stockholders in 2022 and 2023:

Dividends

2023	High	Low	Declared
First quarter	$ 13.98	$ 10.00	$ 0.1100
Second quarter	$ 10.31	$ 8.59	$ 0.1100
Third quarter	$ 11.34	$ 9.03	$ 0.1100
Fourth quarter	$ 13.58	$ 9.36	$ 0.1100

2022	High	Low	Declared
First quarter	$ 19.00	$ 15.95	$ 0.1075
Second quarter	$ 18.74	$ 14.75	$ 0.1075
Third quarter	$ 16.18	$ 12.89	$ 0.1075
Fourth quarter	$ 14.47	$ 12.64	$ 0.1075

Like many banks in the wake of the Great Recession, Colony suspended dividend payments in 2009. In 2017, the Company reinstated its quarterly cash dividend at a rate of $0.025 per share, or an annual rate of $0.10 per share. The Company has increased its dividend rate each year since dividends were reinstated in 2017 and continued to pay the dividend throughout the COVID-19 pandemic. In January 2023, Colony raised the quarterly rate to $0.1100 per share, which represents an indicated annual rate of $0.44 per share and over 340% growth in the annual dividend rate since 2017.

The continued payment of dividends will depend on a number of factors, including the Company's capital requirements, its financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that the Company will continue to pay dividends or that they will not be reduced or suspended in the future. For information regarding restrictions on the payment of dividends by the Bank to the Company, see Note 17 of Notes to Consolidated Financial Statements.

The performance graph below compares the cumulative total shareholder return on the Company's Common Stock with the cumulative total return on the equity securities of companies included in the NASDAQ Composite Index and the SNL Southeast Bank Index, measured at the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2018 through December 31, 2023, and assumes the reinvestment of dividends, if any. The performance graph represents past performance and should not be considered to be an indication of future performance.

Total Return Performance



Index	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Colony Bankcorp, Inc.	100.00	115.12	105.58	126.14	96.45	105.34
NASDAQ Composite Index	100.00	136.69	198.10	242.03	163.28	236.17
SNL Southeast Region Index	100.00	140.94	126.37	180.49	146.81	151.44

Corporate Information



Corporate Headquarters
Post Office Box 989
115 South Grant Street
Fitzgerald, Georgia 31750
(229) 426-6000

Company Website
www.Colony.Bank

Stock Registrar and Transfer Agent
Shareholders should report lost or destroyed stock certificates or direct inquiries concerning dividend payments, change of name, address or ownership, or consolidation of accounts to the Company's transfer agent at:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
(800) 937-5449
www.equiniti.com

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
2911 Meredyth Drive
Albany, GA 31721

Special Counsel
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders as of the record date for the 2024 Annual Meeting upon written request to Derek Shelnutt Executive Vice President/Chief Financial Officer, Colony Bankcorp, Inc., 115 South Grant Street, Fitzgerald, Georgia 31750. In addition, the Company makes available free of charge its annual reports on Form 10-K,

quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found on the Internet at www.Colony.Bank, under Shareholder Information. Shareholder and other investor-oriented inquiries may be directed to Derek Shelnutt Executive Vice President/Chief Financial Officer at the Company's corporate headquarters.

Annual Meeting of Shareholders
The 2024 Annual Meeting of Shareholders will be held at 11:00 a.m., local time, on Thursday, May 16, 2024. The meeting will be held at our corporate office, 115 S Grant Street, Fitzgerald, GA. Shareholders as of March 22, 2024, the record date for the meeting, are cordially invited to attend.



CORPORATE OFFICE
115 SOUTH GRANT ST
FITZGERALD, GA 31750
(229) 426-6000

WWW.COLONY.BANK